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Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of March 31, 2017, by and among Jaguar Animal Health, Inc., a Delaware corporation ("Parent"), Napo Acquisition Corporation, a Delaware corporation ("Merger Sub"), Napo Pharmaceuticals, Inc., a Delaware corporation ("Company"), and Gregory Stock, the Company Representative. Certain capitalized terms that are used in this Agreement are defined in Article IX. Appendix I provides an index to certain capitalized terms that are defined in other provisions of this Agreement.

RECITALS:

        A.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Parent, Merger Sub and Company intend to enter into a business combination transaction.

        B.    The Board of Directors of Parent and of Merger Sub have: (i) determined that the Merger (as defined below) and the other transactions contemplated hereby, including the Debt Exchange (as defined below) pursuant to the Settlement Agreements, and the transactions contemplated under the Note Purchase Agreements and the Invesco Commitment Letter (all of the foregoing collectively, the "Transactions") are in the best interests of each such Person and its stockholders; (ii) unanimously approved this Agreement, the Merger and the Transactions; (iii) recommended that the stockholders of Parent adopt and approve this Agreement, the Merger and the Transactions and (iv) solely with respect to the Board of Directors of Parent, determined that Parent, as the sole stockholder of Merger Sub, approve this Agreement, the Merger and the Transactions.

        C.    The Board of Directors of Company has: (i) determined that the Merger and the Transactions are fair to and in the best interests of Company and its stockholders; (ii) unanimously approved this Agreement, the Merger and the Transactions; and (iii) recommended that the stockholders of Company adopt and approve this Agreement, the Merger and the Transactions.

        NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I
THE MERGER AND EFFECT ON CAPITAL STOCK

        1.1    The Merger.    At the Effective Time (as defined below) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into Company (the "Merger"), the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation in the Merger. Company, as the surviving corporation in the Merger, is hereinafter sometimes referred to as the "Surviving Corporation." As a result of the Merger, the outstanding shares of capital stock of each of Company and Merger Sub shall be converted or cancelled in the manner provided herein. Prior to the Closing (as defined below), Parent shall prepare and, on the Closing Date (as defined below), the Company, Parent and Merger Sub shall (i) cause a certificate of merger with respect to the Merger (the "Certificate of Merger") to be duly executed and filed with the Delaware Secretary of State as provided under the DGCL and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger shall have been duly filed with the Delaware Secretary of State on the Closing Date or on such other date and time (not to exceed thirty (30) days from the date that the Certificate of Merger is duly filed with the Delaware Secretary of State) as shall be agreed to by the Company and Parent and specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

        1.2    Closing.    The closing of the Merger (the "Closing") shall occur at 11:59 p.m. (Pacific Standard Time), on the third (3rd) Business Day after all of the conditions set forth in Article VIII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same or at such other time and date as shall be agreed upon by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date". The Closing shall take place at the offices of Reed Smith LLP, 1510 Page Mill Road, Suite 110, Palo Alto, CA 94304 or at such other place as agreed to in writing by the parties hereto.

        1.3    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.

        1.4    Certificate of Incorporation; Bylaws.    At the Effective Time, the Certificate of Incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation, and the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation.

        1.5    Directors and Officers.

          (a)    Directors.    At the Effective Time,

              (i)  the Board of Directors of the Surviving Corporation shall consist of seven (7) directors, who will initially be the persons who are the Parent Board Members; and

             (ii)  the Board of Directors of Parent will initially consist of seven (7) directors, who will be the following individuals: Lisa A. Conte, James Bochnowski, Folkert W. Kamphuis, John Micek III, Ari Azhir, Jiahan Qui and Zhi Yang (such persons are collectively referred to as the "Parent Board Members"). Each such director shall hold office, subject to the applicable provisions of the Parent Charter and Parent Bylaws, until their respective successors shall have been elected and qualified or until otherwise provided by Law.

          (b)    Officers of the Surviving Corporation.    At the Effective Time, the officers of the Surviving Corporation shall consist of the following:

              (i)  Interim CEO and Secretary: Lisa A. Conte.

             (ii)  CFO and Treasurer: Karen Wright.

        1.6    Closing Deliverables.

          (a)    Closing Deliverables by Company.    Company agrees to deliver to (or cause to be delivered to) Parent at the Closing on the Closing Date the following agreements and documents, all reasonably satisfactory in form and substance to Parent and its legal counsel:

              (i)  all corporate minute and stock books, stock ledgers and corporate seals of Company;

             (ii)  written resignations of all officers and members of the Board of Directors of Company who will not be officers or directors of the Surviving Corporation upon the closing pursuant to this Agreement;

            (iii)  a certificate of an officer of Company in a form approved in advance by Parent, dated the Closing Date, certifying that attached thereto is (A) a true, correct and complete certified copy of the Certificate of Incorporation of Company and all amendments and/or restatements thereof (collectively, the "Company Charter"), (B) a true, correct and complete copy of the Bylaws of Company and all amendments and/or restatements thereof (collectively, the "Company Bylaws"), (C) a true, correct and complete copy of any resolutions adopted by the Board of Directors and stockholders of Company relating to this Agreement or the Transactions, and (D) a recent good standing certificate of Company issued by the Secretary of State of Delaware;

            (iv)  a certificate, signed by the Company's chief executive officer or other senior officer on behalf of the Company, dated the Closing Date, in a form approved in advance by Parent, certifying to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) of this Agreement have been satisfied;

             (v)  a fully executed copy of each of the Settlement Agreements;

            (vi)  a fully executed copy of the RSU Agreement of each RSU Indemnitor; and

           (vii)  such other documents and instruments as may be reasonably required to effectuate the terms of this Agreement and to comply with the terms hereof.

          (b)    Closing Deliverables by Parent.    Parent agrees to deliver to (or cause to be delivered to) Company at the Closing on the Closing Date the following agreements and documents, all reasonably satisfactory in form and substance to Company and its legal counsel:

              (i)  written resignations of all members of the Board of Directors of Parent who will not be directors of Parent upon the Closing pursuant to this Agreement;

             (ii)  a certificate of an officer of Parent in a form approved in advance by Company, dated the Closing Date, certifying that attached thereto is (A) a true, correct and complete certified copy of the Certificate of Incorporation of Parent and all amendments and/or restatements thereof (collectively, the "Parent Charter"), (B) a true, correct and complete copy of the Bylaws of Parent and all amendments and/or restatements thereof (collectively, the "Parent Bylaws"), (C) a true, correct and complete copy of any resolutions adopted by the Board of Directors of Parent relating to this Agreement or the Transactions, and (D) a recent good standing certificate of Parent issued by the Secretary of State of Delaware;

            (iii)  a certificate of an officer of Merger Sub in a form approved in advance by Company, dated the Closing Date, certifying that attached thereto is (A) a true, correct and complete certified copy of the Certificate of Incorporation of Merger Sub, (B) a true, correct and complete copy of the Bylaws of Merger Sub, and (C) a true, correct and complete copy of any resolutions adopted by the Board of Directors relating to this Agreement or the Transactions;

            (iv)  a certificate, signed by Parent's chief executive officer or other senior officer on behalf of Parent, dated the Closing Date, in a form approved in advance by the Company, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) of this Agreement have been satisfied.

             (v)  a fully executed copy of the Investor Rights Agreement;

            (vi)  a fully executed copy of the Escrow Agreement;

           (vii)  a fully executed copy of the letter agreement in the form attached as Schedule 4.8(c) of the Salix/Napo Settlement Agreement; and

          (viii)  such other documents and instruments as may be reasonably required to effectuate the terms of this Agreement and to comply with the terms hereof.

        1.7    Dissenting Shares.

          (a)   Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock (as defined herein)(to the extent that appraisal rights are required under the DGCL) held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has exercised and perfected appraisal rights for such shares in accordance with the DGCL and has not effectively withdrawn or lost (through failure to perfect or otherwise) such holder's appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive consideration for such shares of Company Common Stock set forth in

  Section 2.1(a) below, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders under Section 262 of the DGCL.

          (b)   Notwithstanding the provisions of this Section 1.7, if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder's appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall be canceled and extinguished and automatically be converted into and represent only the right to receive the consideration for Company Common Stock set forth in Section 2.1(a) below, without interest.

          (c)   Persons who have perfected statutory rights with respect to Dissenting Shares in accordance with the DGCL will have only such rights as are provided by Section 262 of the DGCL with respect to such Dissenting Shares. The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to Section 262 of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands. The Company shall not make any payment or settlement offer, or approve any withdrawal, prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer or withdrawal.

ARTICLE II
EFFECT ON CAPITAL STOCK / AND OUTSTANDING DEBT

        2.1    Effect on Capital Stock.    Subject to the terms and conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the holders of any of the following securities, the following shall occur:

          (a)    Conversion of Company Common Stock.    At the Effective Time, each share of common stock, par value $0.0001 per share, of Company ("Company Common Stock"), issued and outstanding immediately prior to the Effective Time, shall be automatically converted solely into a contingent right to receive the number of shares of common stock of Parent, par value $0.0001 per share ("Parent Common Stock") set forth on Schedule 1 attached hereto (the "Contingent Right").

          (b)    Stock Options.    At the Effective Time, all warrants, Company Options and RSUs to purchase or own Company Common Stock then outstanding shall be treated as set forth in Section 5.2 and allocated as set forth on Schedule 2.

          (c)    Fractional Shares.    No fraction of a share of Parent Common Stock shall be issued by virtue of the Merger. In calculating the number of whole shares to be issued to each holder of a Contingent Right (a "Contingent Right Holder") pursuant to Section 2.2(a), after aggregating all fractional shares of Parent Common Stock that otherwise such Contingent Right Holder would be entitled to be issued, if any, the number of shares of Parent Common Stock to be issued to such Contingent Right Holder, if any, shall be rounded down to the next lower whole number of shares of Parent Common Stock.

          (d)    Conversion of Merger Sub Common Stock.    At the Effective Time, each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

        2.2    Debt Exchange.    At the Effective Time, subject to the terms and conditions of each of the Settlement Agreements, Parent will issue to each existing creditor of the Company listed on Schedule 3 the class and number of shares of stock of Parent set forth opposite such creditor's name on Schedule 3 in full satisfaction, after giving effect to the transactions contemplated by the Investor Rights Agreement and the Settlement Agreements, of all existing indebtedness then owed by the Company to such creditor (the "Debt Exchange").

        2.3    New Issuances.    At the Effective Time, subject to the terms and conditions of the Note Purchase Agreements and the Invesco Commitment Letter, Parent will issue to each of the Persons listed on Schedule 4 the class and number of shares of stock of Parent set forth opposite such Person's name on Schedule 4.

        2.4    Aggregate Number of Shares to be Issued to Company Stakeholders.    The maximum aggregate number of shares of Parent Common Stock and Parent convertible non-voting common stock to be issued or issuable by Parent to the Company Stakeholders pursuant to the Merger and the Transactions is 69,299,346 (the "Maximum Number of Shares").

        2.5    Exchange of Certificates.

          (a)    Exchange Procedures.

              (i)  At or before the Effective Time, Company will deliver to Parent a true, complete and accurate listing of each holder of record of outstanding shares of Company Common Stock on the Record Date whose shares are to be converted pursuant to this Agreement (each, a "Company Stockholder," and collectively, the "Company Stockholders"), including the number of shares of Company's Common Stock held by such record holder, the maximum number of shares of Parent Common Stock such holder may be entitled to receive pursuant to Schedule 1 and any other information reasonably requested by Parent (the "Company Stock Record").

            (ii)    Certificates.    If, on the Final Determination Date, the final number of Merger Shares (as defined on Schedule 1) that will be issued to the Contingent Right Holders pursuant to this Agreement is greater than zero, then within sixty (60) days after the Final Determination Date (the "Contingent Right Holders Notice Date"), Parent, or its designee (collectively, the "Exchange Agent"), shall mail to each Contingent Right Holder:

              (A)  a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Merger Shares shall pass, only upon delivery of the Company certificates representing the right to such Merger Shares (the "Certificates") to the Exchange Agent and shall be in such form and have such other provisions as Parent may specify); and

              (B)  instructions for use in effecting the surrender of a Certificate in exchange for the Merger Shares.

            (iii)    Delivery of Merger Shares.    Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with its terms and such other documents and/or payments of withholding taxes as set forth in Section 2.5(d) as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Contingent Right shall be entitled to receive in exchange for its Certificate(s), and Parent shall cause the Exchange Agent to deliver, as promptly as practicable thereafter, that number of whole shares of Merger Shares that such holder has the right to receive pursuant to the provisions of this Article II and Schedule 1 and (B) the Certificate(s) so surrendered shall be canceled.

          (b)    No Further Ownership Rights in Company Common Stock.    At the Effective Time, (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with this Article II and Schedule 1 and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Company, and (b) the stock transfer books of Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. At no time shall a Contingent Right Holder's

  Contingent Right or rights under this Agreement or in respect of its ownership of Company Common Stock prior to the Effective Time be transferable or any rights hereunder or thereunder assigned by any Contingent Right Holder. Unless and until a Contingent Right Holder's Contingent Right vests in accordance with, and subject to the conditions of, Schedule 1 and such Contingent Right Holder has delivered its Certificate(s) to the Exchange Agent in accordance with this Article II, such Contingent Right Holder shall have no rights as a stockholder of Parent. If, after the Effective Time, Company Common Stock shares are presented to the Exchange Agent or Parent for any reason, they shall be cancelled and subject to exchange only as provided in this Article II and Schedule 1.

          (c)    Termination.    A Contingent Right Holder who has not theretofore surrendered its Certificate(s) in accordance with this Article II for a period of one year after the Contingent Right Holders Notice Date shall thereafter look only to Parent (subject to abandoned property, escheat and other similar Laws) as a general creditor for payment of its claim for Merger Shares and any dividends or distributions with respect to such Merger Shares. Parent shall be not liable to any holder of Certificates for Merger Shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

          (d)    Withholding Rights and Obligations.    Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to either (i) deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, such number of Merger Shares with a value equal to the amount that the Surviving Corporation or Parent, as applicable, is required to deduct and withhold pursuant to the applicable rules under the Code, or any provision of state, local or foreign Tax Law, or (ii) require as a condition to the delivery of such holder's Merger Shares that such holder deliver to Parent an amount of cash equal to Parent's withholding obligation with respect to the Merger Shares. To the extent that amounts are so withheld as so contemplated, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          (e)    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by the Surviving Corporation or Parent or Exchange Agent, the posting by such Person of a bond in such sum as the Parent or its stock transfer agent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate(s) after the Final Determination Date, the Exchange Agent will issue the number of Merger Shares deliverable in respect of the shares of Company Common Stock, if any, pursuant to Section 2.5(a), represented by such lost, stolen or destroyed Certificates.

        2.6    Company Representative.    Company hereby designates Gregory Stock to represent the interests of the RSU Indemnitors for the purposes of: (i) after the Closing, giving, receiving and forwarding notices and communications pursuant to this Agreement, (ii) taking any actions relating to claims to indemnify, hold harmless or reimburse any indemnified party pursuant to this Agreement, (iii) after the Closing, giving or agreeing to, on behalf of the Company Stockholders, any and all consents, waivers, amendments, or modifications deemed by the Company Representative, in his discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith, (iv) taking all other actions contemplated for the Company Representative in this Agreement, (v) after the Closing, receiving payments under or pursuant to this Agreement, and (vi) engaging or appointing any agents (including attorneys, accountants and consultants) to assist the Company Representative in complying with the Company Representative's duties and obligations pursuant to this Agreement (such designee and any successor, the "Company Representative"). If such Person ceases to serve in such capacity, for any reason, those members of the Board of Directors of Company who were directors of the Company prior to the Closing shall appoint as a successor a Person who was a former stockholder or director of Company or such other Person as such members shall designate. Parent shall be entitled to deal exclusively with the Company Representative on all matters relating to Article VI and Article VII of this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Contingent Right Holder or by the Company Representative, and on any other action taken or purported to be taken on behalf of any Contingent Right Holder or by the Company Representative, as being fully binding upon such Person. Any decision or action by the Company Representative with respect to those matters as to which the Company Representative has authority hereunder, shall constitute a decision or action of all Contingent Right Holders with respect to such matter and shall be final, binding and conclusive upon each such Person. No Contingent Right Holder shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section 2.5 are independent and severable, are irrevocable and coupled with an interest, and shall not be terminated by any act of any one or more stockholders of the Company, or by operation of Law, whether by death or other event.

        2.7    Tax Consequences.    The parties acknowledge and agree that the Merger will not qualify as a tax-free reorganization within the meaning of Section 368 of the Code, and that the Company Stockholders will not recognize any taxable gain or loss until the Contingent Right Holders Notice Date when the Exchange Agent notifies the Contingent Right Holders as to the final number of Merger Shares, if any, that will be issued to the Contingent Right Holders. At that time, each Company Stockholder will be deemed to have sold his, her or its shares of Company Common Stock in a taxable transaction for a purchase price (the "Purchase Price") equal to the fair market value of the Merger Shares received by such Company Stockholder, and such Company Stockholder will recognize gain or loss accordingly. In addition, a portion of the Purchase Price received by each Company Stockholder will constitute imputed interest that will be taxed at ordinary rates pursuant to Section 483 of the Code. The parties shall not take any position inconsistent with the foregoing on any Tax Return or in any administrative or judicial proceeding, unless otherwise required by applicable Law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY

        Company hereby represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in the disclosure letter supplied by Company to Parent, dated as of the date hereof (the "Company Disclosure Letter"), as set forth below in this Article III.

        3.1    Organization and Qualification; Subsidiaries.

          (a)   Company is a corporation duly organized, validly existing and in good standing under the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and to perform its obligations under all Contracts by which it is bound. Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have or reasonably be expected to have an Company Material Adverse Effect.

          (b)   Company has no Subsidiaries, and does not own a debt, equity or other similar interest in any other Person. Company has not agreed, nor is it obligated to make, and nor is it bound by, any written, oral or other agreement, contract, sub-contract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sub-license, insurance policy, benefit plan, commitment, or undertaking of any nature, under which it may become obligated to make, any future investment in or capital contribution to any other Person. Company does not own any equity or similar interest in or any interest convertible, exchangeable or exercisable for any equity or similar interest in, any other Person.

        3.2    Capital Stock of Company.    The authorized capital stock of Company consists of the following:

          (a)   Company Common Stock 175,000,000 authorized shares and 108,202,786 issued and outstanding as of the date hereof;

          (b)   42,082,544 of shares of Company Common Stock reserved for issuance for the exercise, conversion or vesting of all issued or granted Derivative Securities, including 2,984,000 options to purchase Company Common Stock (the "Company Options") granted under the equity incentive plan of the Company (the "Company Option Plan"), warrants to purchase 6,727,443 shares of Company Common Stock, and 32,371,101 restricted stock units ("RSUs").

          (c)   There are no shares of Company Common Stock or any Company Derivative Security held in the treasury of Company.

          (d)   There are no Derivative Securities issued by Company (or otherwise outstanding) other than as described in Section 3.2(b);

          (e)   Section 3.2(e) of the Company Disclosure Letter sets forth the material information with respect to each Derivative Security issued by Company as of the date hereof.

          (f)    Company has made available to Parent accurate and complete copies of the Company Option Plan and each agreement, instrument or certificate evidencing a Derivative Security. All shares of Company Common Stock subject to the issuance upon the exercise, conversion or vesting of any Derivative Security, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Except for the Company Option Plan and the outstanding RSUs, Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.

          (g)   Except as set forth in Section 3.3(g) of the Company Disclosure Letter, all outstanding shares of Company Common Stock and all outstanding Company Options under the Company Option Plan have been issued and granted in compliance in all material respects with: (i) all applicable Laws and Orders or otherwise put into effect by or under the authority of any Governmental Entity; and (ii) all requirements set forth in applicable Contracts and the Company Option Plan.

          (h)   There are no registration rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company is a party or by which it is bound, with respect to any equity security of any class of Company.

          (i)    Except for the Derivative Securities described in Section 3.3(b), there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Company; or (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

          (j)    All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Company

  Common Stock is entitled or subject to any preemptive right, right of participation or any similar right and none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of Company.

          (k)   There is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock of Company. Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

        3.3    Authority Relative to this Agreement.    Company has all necessary corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party (the "Company Transaction Documents") and to perform its obligations hereunder and thereunder, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Transaction Documents by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement and the Company Transaction Documents or to consummate the transactions so contemplated. This Agreement and the Company Transaction Documents have been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by the other parties thereto, constitute the legal and binding obligation of Company, enforceable against Company in accordance with their respective terms, subject to: (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditor's rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

        3.4    No Conflict; Required Filings and Consents.

          (a)   Subject only to the filing and recordation of the Certificate of Merger pursuant to the DGCL, the execution and delivery of this Agreement and the Company Transaction Documents by Company does not, and the performance of this Agreement and the Transaction Documents by Company will not: (i) conflict with or violate the organizational documents of Company; (ii) conflict with or violate any Law applicable to Company; (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or any other Person the right to challenge the Merger or any of the transactions contemplated by this Agreement or any of the Company Transaction Documents or to exercise any remedy or obtain any relief under, any Law or any Order to which Company or any of the assets owned, used or controlled by it is subject; (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any governmental authorization that is held by Company or that otherwise relates to any of the assets owned, used or controlled by Company; (v) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Company pursuant to, any material Contract to which Company is a party or by which Company or any of its properties are bound or affected; or (vi) cause the acceleration of any vesting of any awards for or rights to Company Common Stock or the payment of or the acceleration of payment of any change in control, severance, bonus or other cash payments or issuance of Company Common Stock. Section 3.4 of the Company Disclosure Letter sets forth a list of all material Contracts that require a consent to be obtained or a notice to be given in connection with the execution and delivery of this Agreement or the consummation of the Merger and any of the Transactions.

          (b)   The execution and delivery of this Agreement and the Company Transaction Documents by Company does not, and the performance of this Agreement and the Company Transaction Documents by Company will not, require any consent, approval, authorization or permit of, or registration, filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (each, a "Governmental Entity" and, collectively, "Governmental Entities") or any Person, except for: (i) applicable requirements, if any, of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and U.S. state securities laws ("Blue Sky Laws"); and (ii) the filing and recordation of the Certificate of Merger as required by the DGCL.

        3.5    Financial Statements.

          (a)   Section 3.5(a) of the Company Disclosure Letter contains true and complete copies of (i) the audited balance sheet of Company as of and for the year ended December 31, 2015 and the audited balance sheet as of and for the year ended December 31, 2016, and for each case, the related statements of income, cash flows and changes in stockholders' equity of Company as of and for the years ended December 31, 2015 and December 31, 2016 (collectively, the "Company Financial Statements"). Except as set forth on Schedule 3.5(a) of the Company Disclosure Letter, the Company Financial Statements: (i) were prepared in accordance with generally accepted accounting principles of the United States ("GAAP"), applied on a consistent basis during the periods involved (except as may be indicated therein in the notes thereto); (ii) fairly present in all material respects the financial position of Company as at the respective dates thereof and the results of its operations and cash flows for the respective periods then ended; and (iii) were compiled from, and are consistent with, the books and records of the Company, which books and records are accurate and complete in all material respects.

          (b)   Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

          (c)   Except as disclosed in the footnotes to the Company Financial Statements Company is not a party to, nor has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract, where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Company in Company's financial statements.

          (d)   Company does not have outstanding any "extensions of credit" (within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the "Sarbanes-Oxley Act")) to any of its directors or executive officers (as defined in Rule 3b-7 under the Exchange Act).

          (e)   Section 3.5(e) of the Company Disclosure Letter is a complete listing of all of the Indebtedness and Liabilities of Company that will be outstanding after the Merger, including: (i) the Persons to whom such Indebtedness is owed, (ii) the material terms of such Indebtedness and (iii) any and all Liens associated with such Indebtedness. Company has not guaranteed nor is it responsible or liable for any Indebtedness, liability or other obligation of any Person.

        3.6    Compliance; Permits.

          (a)   Company is not in conflict with, or in default or violation of: (i) any Law or Order applicable to Company, or by which any of its properties is bound or affected; or (ii) any Contract to which Company is a party or by which Company or any of its properties is bound or affected, except for any conflicts, defaults or violations of such Laws, Orders or Contracts that (individually or in the aggregate) would not have or reasonably be expected to have an Company Material Adverse Effect. To the Knowledge of Company, no investigation or review by any Governmental Entity is pending or overtly threatened against Company, other than, in each such case, those the outcome of which would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

          (b)   Company holds all permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to operation of the business of Company as currently conducted (collectively, the "Company Permits"). To the Knowledge of Company, Company is in compliance in all material respects with the terms of each of the Company Permits.

          (c)   Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Company Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Company Approvals would not, individually or in the aggregate, have or reasonably be expected to have an Company Material Adverse Effect.

        3.7    No Undisclosed Liabilities.    Except for matters reflected or reserved against in the Company Financial Statements or set forth in the Company Disclosure Letter or as are incurred in connection with the Transactions, Company did not have at such date, and has not incurred since that date, any Liabilities, except Liabilities or obligations which were incurred in the ordinary course of business consistent with past practice, or Liabilities which, in the aggregate would not be reasonably expected to have, a Company Material Adverse Effect.

        3.8    Absence of Litigation.

          (a)   Except as set forth on Section 3.8 of the Company Disclosure Letter, there are no Legal Actions pending or, to the Knowledge of Company, threatened against Company, or any properties or rights of Company: (i) that involves Company or any of the assets owned, used or controlled by Company or any Person whose liability Company has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement or any of the Transaction Documents.

          (b)   There is no Order to which Company, or any of the assets owned or used by Company is subject. To the Knowledge of Company, there is no proposed Order that, if issued or otherwise put into effect (i) could have a material adverse effect on the business or on the ability of Company to comply with or perform any covenant or obligation under this Agreement or any of the Transaction Documents or (ii) could have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement or the Transaction Documents.

        3.9    Employees and Employee Benefit Plans.

          (a)   Section 3.9(a) of the Company Disclosure Letter contains an accurate list of each current employee of Company as of a date no earlier than five (5) days prior to the date hereof, along with: (i) the name, title or classification, date of hire and exempt/non-exempt status of each employee; and (ii) each employee's annualized base compensation. Each such employee will be terminated effective upon the closing of the Merger, such that the Surviving Company will not have any employees immediately following the Merger.

          (b)   Section 3.9(b) of the Company Disclosure Letter contains an accurate and complete list of (a) all "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and (b) all employment, severance, golden parachute, compensation, bonus, termination, retirement, retention, change in control, deferred compensation, consulting, commission, equity or equity-based compensation, health, life insurance, disability, welfare, paid time off, fringe benefit and other compensation agreement, contract, plan, program, understanding or arrangement (including established working practices and employment policies), in any case, whether oral or written, and whether or not legally enforceable, maintained, contributed to, or required to be contributed to, by the Company or any other person or entity that would be treated with the Company as a single employer under Code Section 414 (each, an "ERISA Affiliate") for the benefit of any current or former employee, officer, director, independent contractor, consultant, member or manager of the Company, or under which the Company has any actual or contingent Liability (collectively, the "Company Plans").

          (c)   Except as set forth in Section 3.9(c) of the Company Disclosure Letter, each Company Plan is in compliance with, and has been maintained in accordance with, its terms and the applicable provisions of ERISA, the Code and all other Laws and Orders.

          (d)   Except as set forth in Section 3.9(d) of the Company Disclosure Letter, there are no audits, investigations, actions, suits or claims pending or, to the Company's Knowledge threatened against any Company Plan or against the Company relating to any Company Plan, or the assets of such plans, and no facts exist that could give rise to any such action, suit or claim. Neither the Company nor any ERISA Affiliate thereof has engaged in any transaction involving any Company Plan which is a "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code for which an exemption does not exist or has been granted.

          (e)   Neither the Company nor any ERISA Affiliate thereof maintains, contributes to, or is required to contribute to, or has any actual or contingent Liability with respect to, any (i) employee benefit plan subject to Title IV of ERISA or Section 412 of the Code, (ii) "multiple employer welfare arrangement," as defined in Section 3(40) of ERISA, (iii) "multiple employer plan" as defined in Section 413(c) of the Code or (iv) "multiemployer plan" as defined in Section 3(37) of ERISA. All Company Plans which are "employee pension benefit plans" within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have at all times since their inception met and currently meet the qualification requirements of Section 401(a) of the Code, and each related trust has at all times since its inception been and currently is exempt from taxation under Section 501(a) of the Code, and no circumstances exist that would adversely affect such qualification or exemption from taxation. No Company Plan provides (and no promise has been made to provide) medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement (other than as required by Law). The Company's execution of, and performance of the Transactions will not (either alone or when combined with any other event) result in the provision of any "parachute payment" (as defined in Code Section 280G).

          (f)    As applicable, with respect to each of the Company Plans, the Company has delivered to Parent true and complete copies of (i) all plan documents (including all amendments thereto, and in the case of an unwritten Company Plan, a written description thereof), (ii) all current trust documents, insurance contracts, custodial agreements and investment management agreements relating thereto and, in all cases, all amendments thereto; (iii) the current summary plan description and each summary of material modifications thereto; (iv) the three most recently filed annual reports (Form 5500 and all schedules thereto); (v) the most recent IRS determination or opinion letter and each currently pending application to the IRS for a determination letter; (vi) the three most recent summary annual reports, actuarial reports, financial statements and trustee reports; and (vii) all records, notices and filings concerning IRS or Department of Labor audits or investigations and "prohibited transactions" within the meaning of Section 406 of ERISA or Section 4975 of the Code.

        3.10    Labor Matters.

          (a)   Company is not a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by Company; and (ii) Company does not have any Knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company.

          (b)   During the past three (3) years: (i) Company is and has been in material compliance with all applicable Laws with respect to labor and employment, including Laws with respect to fair employment practices, discrimination, immigration and naturalization, retaliation, work place safety and health, unemployment compensation, workers' compensation, affirmative action, terms and conditions of employment and wages and hours; (ii) to the Knowledge of Company, there have been no Legal Actions pending before any Governmental Entity, or threats thereof with respect to labor and employment matters, including Legal Actions between Company (on the one hand) and any of the current or former employees or current or former workers of Company (on the other hand); (iii) there have been no written notices of charges of discrimination in employment or employment practices for any reason or noncompliance with any other Law with respect to labor or employment that have been asserted, before the United States Equal Employment Opportunity Commission or any other Governmental Entity; (iv) Company has not been a party to, or otherwise bound by, any consent decree or settlement agreement with, or citation by, any Governmental Entity relating to the current or former employees or employment practices; and (v) to the Knowledge of Company, Company has not been subject to any audit or investigation by the Occupational Safety and Health Administration, the DOL, or other Governmental Entity with respect to labor or employment Laws or with respect to the employees of Company, or subject to fines, penalties, or assessments associated with such audits or investigations.

          (c)   To the Knowledge of Company, all of the employees of Company are: (i) United States citizens or lawful permanent residents of the United States; (ii) aliens whose right to work in the United States is unrestricted; or (iii) aliens who have valid, unexpired work authorizations issued by the United States government.

          (d)   To the Knowledge of Company, Company has properly treated all individuals performing rendered services to Company as employees, leased employees, independent contractors or agents, as applicable, for all federal, state, local and foreign Tax purposes. There has been no determination by any Governmental Entity that any independent contractor is an employee of Company.

        3.11    Title to Assets; Property.

          (a)   Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned or leased by it, including: (i) all assets reflected on the Company Financial Statements for the year ended December 31, 2016; and (ii) all other assets reflected in the books and records of Company as being owned by Company, except as would not reasonably be expected to result in a Company Material Adverse Effect. All of said assets are owned by Company free and clear of any Liens, except for Permitted Liens.

          (b)   Company does not own any real property. Section 3.11 of the Company Disclosure Letter identifies by street address all real property leased or subleased by Company (the "Company

  Leased Real Estate"). All Company Leased Real Estate is leased or licensed to Company pursuant to written leases or Contracts (collectively the "Company Leases"). Company has a valid leasehold interest in Company Leased Real Estate that is leased to it, free and clear of all Liens. Company has not subleased any Company Leased Real Estate. Company Leased Real Estate is not subject to any third-party licenses, concessions, leases or tenancies of any kind, except as indicated on Section 3.11 of the Company Disclosure Letter. Company Leases are in full force and effect. To the Knowledge of Company, there are no defaults in any material respect on the part of any landlord, sublandlord, licensor or Company under the Company Leases. Company has performed in all material respects all of the obligations on its part to be performed under the Company Leases. No written consent of any landlord or sublandlord or any licensor under Company Leases is required or necessary in order to consummate the transactions contemplated by this Agreement and the Company Transaction Documents except as otherwise provided in Section 3.11 of the Company Disclosure Letter.

        3.12    Taxes / Definition of Taxes.

          (a)   For all purposes of and under this Agreement, "Tax" or "Taxes" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and other Liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties, backup withholding and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any Liability for the foregoing arising from the operation of law or from a predecessor or transferor entity.

          (b)   The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("Tax Returns") required to be filed by it, and all such Tax Returns are accurate, complete and correct. The Company has paid all Taxes required to be paid by it (whether or not shown on any Tax Return described in the preceding sentence). There is no Tax audit or examination now pending or threatened with respect to the Company. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company does not pay Taxes or file Tax Returns that the Company is or may be subject to Tax by that jurisdiction. The Company has not requested or entered into an agreement providing for any extension of time within which to file any Tax Return, make any Tax election, pay any Taxes or pursuant to which any Governmental Entity may assess Taxes. All Taxes which the Company was or is required by applicable Law to withhold or collect have been and are being withheld or collected by it and have been paid over to the proper Governmental Entity or, if not yet due, are being held by the Company for payment. The Company has collected and remitted sales, use, value added and similar Taxes applicable in connection with the assets of the Company and the operation of the Company's business. The Company has never entered into a "closing agreement" as defined in Section 7121 of the Code. There is no lien for Taxes upon any of the assets of the Company other than liens for Taxes that are not yet due and payable. The Company has used the accrual method of accounting at all times since its date of incorporation for U.S. federal income Tax purposes. For purposes of this Section 3.13, each reference to the Company includes any person that was liquidated into, merged with or otherwise a predecessor to, the Company.

        3.13    Environmental Matters.    To the Knowledge of Company, Company is in compliance, in all material respects, with all applicable Environmental Laws and Environmental Permits. Company is not required to hold any Environmental Permits for the operation of its businesses. To the Knowledge of Company, there is no Environmental Claim pending or overtly threatened against Company nor is there any reasonable basis for any such claim or any Liability, in each case, under any applicable Environmental Law.

        3.14    Intellectual Property.

          (a)   Section 3.14(a) of the Company Disclosure Letter contains an accurate and complete list of all Company Registered Intellectual Property Rights, specifying as to each such Registered Intellectual Property Right, as applicable: (i) the jurisdictions by or in which such Registered Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed; and (ii) the registration or application numbers thereof. Section 3.14(a) of the Company Disclosure Letter contains an accurate and complete list of all Company Licensed Intellectual Property Rights that are material to the business of Company.

          (b)   Section 3.14(b) of the Company Disclosure Letter lists any License Agreements or Contracts under which Company has granted any third party rights that are exclusive, or exclusive of all other third parties, to use, sublicense, resell or distribute any Company Owned Intellectual Property Right.

          (c)   Company is not a party to any License Agreements, forbearances to sue, consents, judgments, orders or similar obligations, in each case, that restrict the rights of Company to use or enforce any Company Owned Intellectual Property Rights.

          (d)   Company owns all right, title, and interest, free and clear of all security interests and similar encumbrances (other than Permitted Liens), in and to all Intellectual Property Rights used or held for use in the business of Company (other than Company Licensed Intellectual Property Rights or Intellectual Property Rights that are not material to the business of Company). Except as listed in Section 3.14(d) of the Company Disclosure Letter, Company is listed in the records of the appropriate United States, state or foreign agency as the sole owner for each Company Registered Intellectual Property Right.

          (e)   To Company's Knowledge, the conduct of the business of Company as such business is currently conducted: (i) does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third party; and (ii) does not constitute unfair competition or unfair trade practices under the Laws in the United States.

          (f)    Company has not received any written, or, to the Knowledge of Company, oral communications from any third party that overtly claim that the operation of the business of Company infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party or constitutes unfair competition or unfair trade practices under the Laws of any jurisdiction. Except as set forth in Section 3.14(f) of the Company Disclosure Letter, Company has not received any written communication from a third party pursuant to which the third party offered Company a license to use any technology or Intellectual Property Rights in order to avoid a claim of infringement or misappropriation.

          (g)   Company has not received written notice of, and to the Knowledge of Company, there is no pending or threatened Legal Action by a third party before any Governmental Entity in any jurisdiction challenging the ownership, use, validity, enforceability or registrability of any Company Owned Intellectual Property Rights.

          (h)   To the Knowledge of Company, no Person has infringed, misappropriated, or otherwise violated, or is infringing, misappropriating, or otherwise violating, any Company Owned Intellectual Property Rights. Company has not brought any Legal Action against any third party alleging infringement, misappropriation or violation of Company Owned Intellectual Property Rights that remain unresolved.

          (i)    To the Knowledge of Company, Company Owned Intellectual Property Rights are subsisting, in full force and effect, have not been cancelled or abandoned, have not expired, and, with respect to Company Registered Intellectual Property Rights only, are valid and enforceable.

          (j)    Company has made commercially reasonable efforts to protect its trade secrets and preserve their status as intellectual property under applicable Law. Company has in place a policy requiring all employees, contractors and other parties having access to such trade secrets to execute a commercially reasonable form of proprietary information/confidentiality agreement with Company.

          (k)   Following the Effective Time, the Surviving Corporation will be permitted to exercise all of the rights of Company under such License Agreements or Contracts to the same extent Company would have been able to had the Transactions not occurred and without the payment of additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. The consummation of the Merger and the Transactions will not: (i) result in the loss or impairment of Company's ownership of or right to use Company Owned Intellectual Property Rights or Company Licensed Intellectual Property Rights; or (ii) cause the Surviving Corporation or any of its Affiliates (x) to be bound by any non-compete or other restriction on the operation of any business or (y) to grant any rights or licenses to any Intellectual Property Rights of the Surviving Corporation or any of its Affiliates to a third party (including a covenant not to sue).

        3.15    Material Agreements.    Section 3.15 of the Company Disclosure Letter sets forth a list of all Company Material Agreements. All of the Company Material Agreements are in full force and effect and constitute the valid, legal and binding obligation of Company and, to the Knowledge of Company, constitute the valid, legal and binding obligation of the other parties thereof, enforceable against each such Person in accordance with its terms, subject to: (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditor's rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law). Company has not violated or breached, or committed any default under, any Company Material Agreement, and, to the Knowledge of Company, no other Person has violated or breached, or committed any default under, any Company Material Agreement. Company has not received or given any notice or claim of breach or violation of, or default under, any Company Material Agreement. Company has not received or given any notice of an intention to terminate, not renew or challenge the validity or enforceability of any Company Material Agreement. No event has occurred, and no circumstance or condition exists that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (i) result in a material violation or breach of any of the provisions of any Company Material Agreement; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Agreement; (iii) give any Person the right to accelerate the maturity or performance of any Company Material Agreement; or (iv) give any Person the right to cancel, terminate or materially modify any Company Material Agreement. Each Company Material Agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on substantially identical terms immediately following the consummation of the Transactions, and the consummation of the Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from Company to any Person or give any Person the right to terminate or alter the provisions of such Company Material Agreement.

        3.16    Agreements with Regulatory Agencies.    Company (a) is not subject to any cease-and-desist or other Order issued by, (b) is not a party to any Contract, consent agreement or memorandum of understanding with, (c) is not a party to any commitment letter or similar undertaking to, (d) is not subject to any order or directive by, (e) is not a recipient of any extraordinary supervisory letter from, and (f) has not adopted any board resolutions at the request of (each of clauses (a)-(e) of this Section 3.16, a "Regulatory Agreement"), any Governmental Entity that restricts the conduct of its business or that in any manner relates to its management or its business, or would reasonably be expected, following the Merger and the consummation of the Transactions, to impair in any material respect the Surviving Corporation's ability to conduct the business of Company after the Effective Time, as presently conducted.

        3.17    Related Party Transactions.    Other than in respect of Contracts or interests related to employment in the ordinary course of business or incentive arrangements under the Company Option Plan, and except as disclosed or otherwise contemplated under this Agreement, to the knowledge of the Company, no Person who is or was a Related Party at any time up to and including the Closing Date (i) is a party to any Contract with or binding upon Company or any of its assets, rights or properties or has any interest in any property owned by any member of Company or has engaged in any transaction with any of the foregoing since January 1, 2015, (ii) has any direct or indirect ownership interest in any material asset used in the business of Company, (iii) is indebted to Company, or (iv) since January 1, 2015, has entered into, or has had any direct or indirect financial interest in, any Contract, transaction or business dealing involving Company.

        3.18    Insurance.    All casualty, general liability, business interruption, product liability, director & officer liability, worker's compensation, environmental, automobile and sprinkler and water damage and other insurance policies and bond and surety arrangements maintained Company are listed in Section 3.18 of the Company Disclosure Letter (the "Company Insurance Policies"), including historical property and casualty claims information with respect to the five (5)-year period prior to the date hereof indicating pending and paid claims as of the date hereof. Company has not received any notice from the applicable carrier regarding any refusal of coverage under, or any rejection of any claim under, any such policies. There are no claims related to the business of Company pending under any Company Insurance Policy as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

        3.19    Brokers.    Company has not incurred, or will not incur, directly or indirectly, any Liability for brokerage or finder's fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        3.20    Inapplicability of Anti-takeover Statutes.    The Board of Directors of Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in the DGCL are, and will be, inapplicable to the execution, delivery and performance by the Company of this Agreement and to the consummation of the Merger and the Transactions.

        3.21    Full Disclosure.    Neither this Agreement (including the Company Disclosure Letter) nor any Transaction Document: (i) contains any representation or warranty by Company or information regarding Company that is false or misleading with respect to any material fact; or (ii) omits to state any material fact necessary in order to make the representations and warranties regarding Company contained herein and therein, in light of the circumstances under which such representations and warranties were or will be made or provided, not false or misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

        Parent hereby represents and warrants to Company, subject to such exceptions as are specifically disclosed in writing (with reference to a specific section of this Agreement to which each such exception applies) in the disclosure letter supplied by Parent to Company, dated as of the date hereof (the "Parent Disclosure Letter") as set forth below in this Article IV.

        4.1    Organization and Qualification; Subsidiaries.

          (a)   Parent and Merger Sub each is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, and to perform its obligations under all Contracts by which it is bound. As of the date of this Agreement, except for incidental Liabilities incurred in connection with its organization and except for the Transactions, Merger Sub has not engaged in any other business activities or incurred any other Liabilities, or entered into any agreements or arrangements with any Person.

        4.2    Capital Stock of Parent.    The authorized capital stock of Parent consists of the following:

          (a)   Preferred stock, par value $0.0001 per share: authorized shares of 10,000,000 and no shares issued or outstanding as of the date hereof;

          (b)   Parent Common Stock, $0.0001 par value: 50,000,000 authorized shares and 14,424,128 issued and outstanding as of the date hereof;

          (c)   8,889,231 shares of Parent Common Stock reserved for issuance for the exercise or conversion of all issued or granted Derivative Securities, including:

              (i)  Warrants to purchase 6,339,792 shares of Parent Common Stock;

             (ii)  Options to purchase 2,528,650 shares of Parent Common Stock (the "Parent Options") granted under either Parent's 2013 Equity Incentive Plan or the Jaguar Stock Plan (collectively, the "Parent Option Plans"); and

            (iii)  20,789 RSUs granted under the Parent Option Plans.

          (d)   There are no Derivative Securities issued by Parent (or otherwise outstanding) other than as described in Section 4.2(c) or in the Parent 2016 SEC Documents;

          (e)   All shares of Parent Common Stock subject to the issuance upon the exercise or conversion of any Derivative Security, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Except for the Parent Option Plans, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.

          (f)    All outstanding shares of Parent Common Stock Options under the Parent Option Plans have been issued and granted in compliance in all material respects with: (i) all Laws and Orders or otherwise put into effect by or under the authority of any Governmental Entity; and (ii) all requirements set forth in applicable Contracts and the Parent Option Plans.

          (g)   Except as set forth in Section 4.2(g) of the Parent Disclosure Letter, there are no registration rights, and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Parent is a party or by which it is bound, with respect to any equity security of any class of Parent.

          (h)   Except as disclosed in the Parent 2016 SEC Documents, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any Parent Subsidiary; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any Parent Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a "poison pill") or Contract under which Parent or any Parent Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

          (i)    All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent or any Parent Subsidiary.

          (j)    Except as disclosed in the Parent 2016 SEC Documents, there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

        4.3    Authority Relative to this Agreement.    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party (the "Parent Transaction Documents"), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Parent Transaction Documents by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Parent Transaction Documents or to consummate the transactions so contemplated. This Agreement and the Parent Transaction Documents have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other parties thereto, constitute the legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, subject to: (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditor's rights generally; and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

        4.4    No Conflict; Required Filings and Consents.

          (a)   Subject only to the filing and recordation of the Certificate of Merger pursuant to the DGCL and except as set forth on Section 4.4 of the Parent Disclosure Letter, the execution and delivery of this Agreement and the Parent Transaction Documents by Parent does not, and the performance of this Agreement and the Transaction Documents by Parent will not: (i) conflict with or violate the organizational documents of Parent; (ii) conflict with or violate any Law applicable to Parent or by which its properties is bound or affected; (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or any other Person the right to challenge the Merger or any of the Transactions or any of the Parent Transaction Documents or to exercise any remedy or obtain any relief under, any Law or any Order to which Parent or any of the assets owned, used or controlled by Parent is subject; (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any governmental authorization that is held by Parent or that otherwise relates to any of the assets owned, used or controlled by Parent; (v) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent pursuant to, any material Contract to which Parent is a party or by which Parent or any of its properties are bound or affected; or (vi) cause the acceleration of any vesting of any awards for or rights to Parent Common Stock or the payment of or the acceleration of payment of any change in control, severance, bonus or other cash payments or issuance of Parent Common Stock.

          (b)   The execution and delivery of this Agreement and the Parent Transaction Documents by Parent and Merger Sub does not, and the performance of this Agreement and the Parent Transaction Documents by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or registration, filing with or notification to, any Governmental Entity or any Person, except for: (i) applicable requirements, if any, of the Securities Act, the Exchange

  Act, Blue Sky Laws and NASDAQ and (ii) the filing and recordation of the Certificate of Merger as required by the DGCL.

        4.5    Reports and Financial Statements; Internal Controls.

          (a)   Parent has filed all forms, reports and documents required to be filed by it with the SEC (all such required forms, reports and documents are referred to herein as the "Parent SEC Documents"). As of their respective dates, the Parent SEC Documents: (i) were prepared in accordance in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents; and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (x) Rule 13a-14 under the Exchange Act and (y) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents are accurate and complete and comply as to form and content with all applicable legal requirements.

          (b)   The audited consolidated financial statements of Parent as of and for the years ended December 31, 2015 and December 31, 2016, including, in each case, the notes, if any, thereto (collectively, the "Parent Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of Regulation S-X promulgated by the SEC; (ii) were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein in the notes thereto); (iii) fairly present in all material respects the financial position of Parent as at the respective dates thereof and the results of its operations and cash flows for the respective periods then ended; and (iv) were compiled from, and are consistent with, the books and records of Parent, which books and records are accurate and complete in all material respects.

          (c)   Except as disclosed in the footnotes to the Parent Financial Statements, Section 4.5(c) of the Parent Disclosure Letter or in Parent 2016 SEC Documents, the Parent is not a party to, nor has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Parent in Parent's financial statements.

          (d)   Section 4.5(d) of the Parent Disclosure Letter and/or the Parent 2016 SEC Reports, as applicable, sets forth all of the Indebtedness of Parent, including: (i) the Persons (or a general description of the Persons) to whom such Indebtedness is owed, and (ii) the material terms of such Indebtedness. Parent has not guaranteed nor is Parent responsible or liable for any Indebtedness, liability or other obligation of any Person, except as set forth in Section 4.6(g) of the Parent Disclosure Letter and/or the Parent 2016 SEC Reports.

          (e)   To the Knowledge of Parent, since Parent has been subject to the Sarbanes-Oxley Act as a SEC reporting issuer, no employee of Parent has provided or is providing information to any law enforcement agency regarding the violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act. Parent has not, nor, to the Knowledge of Parent, has any director, officer, employee or agent of Parent, discharged, demoted or suspended an employee of Parent because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

        4.6    Compliance; Permits.

          (a)   Parent is not in conflict with, or in default or violation of: (i) any Law or Order applicable to Parent, or by which any of its properties is bound or affected; or (ii) any Contract to which Parent is a party or by which Parent or any of its properties are bound or affected, except for any conflicts, defaults or violations of such Laws, Orders or Contracts that (individually or in the aggregate) would not have or reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, no investigation or review by any Governmental Entity is pending or overtly threatened against Parent, other than, in each such case, those the outcome of which would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

        4.7    No Undisclosed Liabilities.    Except for matters reflected or reserved against in the balance sheet (including the notes thereto) as of December 31, 2016 included in the Parent Financial Statements or as disclosed in Section 4.7 of the Parent Disclosure Letter or in the Parent 2016 SEC Documents or incurred in connection with the Transactions, Parent has not incurred since that date, any Liabilities, except Liabilities incurred in the ordinary course of business consistent with past practice, or Liabilities which, in the aggregate would not be reasonably expected to have, a Parent Material Adverse Effect.

        4.8    Absence of Litigation.

          (a)   Except as set forth on Section 4.8 of the Parent Disclosure Letter, there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent, or any properties or rights of Parent: (i) that involves Parent or any of the assets owned, used or controlled by Parent or any Person whose liability Parent has or may have retained or assumed, either contractually or by operation of law; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the Transactions or any of the Transaction Documents.

          (b)   There is no Order to which Parent, or any of the assets owned or used by Parent, is subject. To the Knowledge of Parent, there is no proposed Order that, if issued or otherwise put into effect (i) could have a material adverse effect on the business or on the ability of Parent to comply with or perform any covenant or obligation under this Agreement or any of the Transaction Documents or (ii) could have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated by this Agreement or the Transaction Documents.

        4.9    Title to Assets; Property.    Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned or leased by it, including: (i) all assets reflected on the Parent Financial Statements; and (ii) all other assets reflected in the books and records of Parent as being owned by Parent, except as would not reasonably be expected to result in a Parent Material Adverse Effect. All of said assets are owned by Parent free and clear of any Liens, except for Permitted Liens.

        4.10    Taxes.    Parent has timely filed all Tax Returns required to be filed by it, and all such Tax Returns are accurate, complete and correct. Parent has paid all Taxes required to be paid by it (whether or not shown on any Tax Return described in the preceding sentence). There is no Tax audit or examination now pending or threatened with respect to Parent. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where Parent does not pay Taxes or file Tax Returns that Parent is or may be subject to Tax by that jurisdiction. Parent has not requested or entered into an agreement providing for any extension of time within which to file any Tax Return, make any Tax election, pay any Taxes or pursuant to which any Governmental Entity may assess Taxes.

All Taxes which Parent was or is required by applicable Law to withhold or collect have been and are being withheld or collected by it and have been paid over to the proper Governmental Entity or, if not yet due, are being held by Parent for payment. Parent has collected and remitted sales, use, value added and similar Taxes applicable in connection with the assets of Parent and the operation of Parent's business. There is no lien for Taxes upon any of the assets of Parent other than liens for Taxes that are not yet due and payable.

        4.11    Environmental Matters.    To the Knowledge of Parent, Parent is in compliance, in all material respects, with all applicable Environmental Laws and Environmental Permits. Parent is not required to hold any Environmental Permits for the operation of its businesses. To the Knowledge of Parent, there is no Environmental Claim pending or overtly threatened against Parent nor is there any reasonable basis for any such claim or any Liability, in each case, under any applicable Environmental Law.

        4.12    Intellectual Property.

          (a)   Section 4.12(a) of the Parent Disclosure Letter lists any License Agreements or Contracts under which Parent has granted any third party rights that are exclusive, or exclusive of all other third parties, to use, sublicense, resell or distribute any Parent Owned Intellectual Property Right.

          (b)   Parent is not a party to any License Agreements, forbearances to sue, consents, judgments, orders or similar obligations, in each case, that restrict the rights of Parent to use or enforce any Parent Owned Intellectual Property Rights.

          (c)   Parent has not received any written or, to the Knowledge of Parent, oral communications from any third party that overtly claim that the operation of the business of Parent infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party or constitutes unfair competition or unfair trade practices under the Laws of any jurisdiction.

        4.13    Agreements with Regulatory Agencies.    Parent is not subject to, a party to, or a recipient of Regulatory Agreement, any Governmental Entity that restricts the conduct of its business or that in any manner relates to its management or its business, or would reasonably be expected, following the Merger and the consummation of the Transactions, to impair in any material respect the ability of Parent to conduct the business of the Parent after the Effective Time, or the ability of the Surviving Corporation to conduct the business of Company after the Effective Time, in each case, as presently conducted.

        4.14    Insurance.    All casualty, general liability, business interruption, product liability, director & officer liability, worker's compensation, environmental, automobile and sprinkler and water damage and other insurance policies and bond and surety arrangements maintained by Parent are listed in Section 4.14 of the Parent Disclosure Letter (the "Parent Insurance Policies") including historical property and casualty claims information with respect to the five (5)-year period prior to the date hereof indicating pending and paid claims as of the date hereof. Parent has not received any notice from the applicable carrier regarding any refusal of coverage under, or any rejection of any claim under, any such policies. There are no claims related to the business of Parent pending under any Parent Insurance Policy as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

        4.15    Brokers.    Parent has not incurred, or will incur, directly or indirectly, any Liability for brokerage or finder's fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

        4.19    Inapplicability of Anti-takeover Statutes.    The Board of Directors of Parent has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the Transactions.

        4.20    Full Disclosure.    Neither this Agreement (including the Parent Disclosure Letter) nor any Parent Transaction Document: (i) contains any representation or warranty by Parent or information regarding the Parent that is false or misleading with respect to any material fact; or (ii) omits to state any material fact necessary in order to make the representations and warranties regarding Parent contained herein and therein, in light of the circumstances under which such representations and warranties were or will be made or provided, not false or misleading.

ARTICLE V
COVENANTS AND AGREEMENTS

        5.1    Further Assurances.    Each party hereto will, following the date hereof, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by the other to vest the Surviving Corporation with full title to all assets, properties, privileges, rights, approvals, immunities and franchises of Company or to effect the other purposes of this Agreement.

        5.2    Warrants/Equity-Based Awards.    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

          (a)   Each warrant issued by the Company (a "Company Warrant," and collectively, the "Company Warrants") which is then outstanding and unexercised shall cease to represent a right to acquire shares of Company Common Stock and shall be converted into and thereafter represent a Parent warrant, which shall represent a warrant exercisable for shares of Parent Common Stock, under the same terms and conditions as were applicable to such Company warrant immediately prior to the Effective Time, except: (x) the number of shares of Parent Common Stock shall be as set forth on Schedule 2 and (y) the exercise price per share of Parent Common Stock subject to any such Parent Warrant will be $0.08 per share (each, a "Parent Warrant," and collectively, the "Parent Warrants"). Parent has reserved a sufficient number of shares of Parent Common Stock to provide for the issuance of Parent Common Stock upon exercise of the Parent Warrants.

          (b)   Each Company RSU which is then outstanding shall cease to represent a right to acquire a share of Company Common Stock and shall be converted into and thereafter represent a Parent RSU which shall be subject to the provisions of the Jaguar Animal Health 2014 Stock Plan, as amended from time to time (the "Jaguar Stock Plan"), and which shall be issued under the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (except to the extent that such terms and conditions conflict with the Jaguar Stock Plan), except that the number of shares of Parent Common Stock issuable under such Parent RSU shall consist of the following: (x) a fixed number (the "Fixed Number of Shares") as set forth on Schedule 2 attached hereto, plus (y) a contingent right to receive additional shares of Parent Common Stock (the "Contingent Number of Shares") as set forth in Schedule 2. Parent has reserved a sufficient number of shares of Parent Common Stock to provide for the issuance of Parent Common Stock upon vesting of each Parent RSU.

          (c)   At the Effective Time, each Company Option which is then outstanding and unexercised (other than any Company Option the holders of which shall have agreed to exercise such Company Option for Company Common Stock immediately prior to the Effective Time) shall cease to represent a right to acquire shares of Company Common Stock and shall be converted into and thereafter represent an option to acquire shares of Parent Common Stock which shall be subject to the provisions of the Jaguar Stock Plan, and which shall be issued under the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time (except to the extent that such terms and conditions conflict with the Jaguar Stock Plan), except that the number of shares of Parent Common Stock shall be as set forth on Schedule 2 (each, a

  "Parent Option") The exercise price per share of Parent Common Stock subject to any such Parent Option will be as set forth on Schedule 2. Notwithstanding the foregoing, if the conversion of an Company Option in accordance with the preceding provisions of this Section 5.2 would cause the related Parent Option to be treated as the grant of a new stock right for purposes of Section 409A of the Code, such Company Option shall not be converted in accordance with the preceding provisions but shall instead be converted in a manner reasonably acceptable to Parent and Company that would not cause the related Parent Option to be treated as the grant of new stock right for purposes of Section 409A of the Code. For avoidance of doubt, each Parent Option shall be vested to the same extent to which the Company Option for which it was substituted was vested before or as of the Effective Time.

        5.3    Expenses.    Except as otherwise specifically set forth elsewhere in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense.

        5.4    Public Announcements.    The initial press release with respect to this Agreement and the Transactions shall be a release mutually agreed to by Company and Parent. Thereafter, Company and Parent agree that no public release or other public announcement concerning the Transactions shall be issued by any party prior to the Closing without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of the SEC or a Governmental Entity to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance.

        5.5    Conduct of Business by the Company.

          (a)   Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the "Interim Period"), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 5.5(a) or Section 5.5(b) of the Company Disclosure Letter, the Company shall (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use its reasonable best efforts to maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of the Company's control excepted), preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties, keep available the services of its present officers and maintain all Company insurance policies.

          (b)   Without limiting the foregoing, Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement or the Investor Rights Agreement or any one or more of the Settlement Agreements (provided that in no event shall the Company incur additional Indebtedness for borrowed money in excess of an aggregate of $11,300,000, which Indebtedness shall include convertible debt), or as set forth in Section 6.1(a) or 6.1(b) of the Company Disclosure Letter, the Company shall not do any of the following:

              (i)  amend or propose to amend the Company Charter or Company Bylaws;

             (ii)  split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of the Company;

            (iii)  declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or other equity securities or ownership interest in the Company;

            (iv)  redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company;

             (v)  issue, sell, pledge, dispose, encumber or grant any shares of the Company's capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company's or any of the Company Subsidiaries' capital stock or other equity interests; provided, however, that the Company may issue shares of Company Common Stock upon the vesting of any RSUs or the exercise of any Company Option or Warrant outstanding as of the date of this Agreement;

            (vi)  acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) real property, personal property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions in the ordinary course of business consistent with past practice;

           (vii)  sell, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except (A) pledges and encumbrances on property or assets in the ordinary course of business consistent with past practice, (B) pledges and encumbrances on property or assets that would not be materially adverse to the assets of the Company;

          (viii)  incur, or create, assume, refinance, replace or prepay any, Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person;

            (ix)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Agreement (or any Contract that, if existing as of the date hereof, would be a Company Material Agreement), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Agreement that occurs automatically without any action by the Company or (B) as may be reasonably necessary to comply with the terms of this Agreement;

             (x)  waive, release, assign any material rights or claims or make any payment, direct or indirect, of any liability of the Company before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice;

            (xi)  settle or compromise (A) any legal action, suit or arbitration proceeding, in each case made or pending against the Company including relating to Taxes, and (B) any legal action, suit or proceeding involving any present, former or purported holder or group of holders of the Company Common Stock;

           (xii)  (A) hire or terminate any officer, director or employee of the Company or promote or appoint any Person to a position of officer or director of the Company, (B) increase in any manner the amount, rate or terms of compensation or benefits of any of its directors, officers or employees, (C) pay or agree to pay any pension, retirement allowance or other compensation or benefit to any director, officer, employee or consultant of the Company or any Company Subsidiary, whether past or present, (D) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or employee benefits arrangement, (E) grant any awards under any Company Stock Plan, bonus, incentive, performance or other compensation plan or arrangement, or (G) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Stock Plan, in each case, other than as required by Law;

          (xiii)  fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect at December 31, 2016, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

          (xiv)  enter into any new line of business;

           (xv)  except as contemplated in this Agreement, adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization; or

          (xvi)  authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        5.6    Conduct of Business by Parent and Merger Sub.

          (a)   Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, Parent shall not do any of the following:

              (i)  amend or propose to amend the Parent Charter except as provided or contemplated in this Agreement;

             (ii)  split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Parent or Merger Sub;

            (iii)  declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or other equity securities or ownership interests in Parent;

            (iv)  redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Parent;

             (v)  sell, pledge, lease, assign, transfer dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or assets, except pledges and encumbrances on property or assets (A) in the ordinary course of business consistent with past practice or (B) that would not be materially adverse to the assets of Parent on a consolidated basis;

          (viii)  fail to maintain all financial books and records in all material respects in accordance with GAAP (or any interpretation thereof) or make any material change to its methods of accounting in effect as of the date hereof, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business consistent with past practice, with respect to accounting policies, unless required by GAAP or the SEC;

            (ix)  fail to duly and timely file all material reports and other material documents required to be filed with NASDAQ or any Governmental Entity, subject to extensions permitted by Law or applicable rules and regulations;

             (x)  adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except as contemplated in this Agreement except in a manner that would not reasonably be expected to be adverse to Parent or to prevent or impair the ability of Parent to consummate the Merger;

            (xi)  except for the issuance of up to $1,000,000 of Parent Common Stock pursuant to the Aspire Capital Fund Common Stock Purchase Agreement (a "Permitted Issuance"), issue, sell, or grant any shares of Parent's capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent's or any of Parent's Subsidiaries' capital stock or other equity interests; provided, however, that Parent may issue shares of Parent Common Stock upon the vesting of any Parent RSUs or the exercise of any Parent Option or Warrant outstanding as of the date of this Agreement; or

           (xii)  authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        5.7    Preparation of Form S-4 and Joint Proxy Statement; Stockholder Meetings.

          (a)   As promptly as reasonably practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Form S-4, which will include the Joint Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to (x) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (y) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act, and (z) keep the Form S-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC and advise the other party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such actions.

          (b)   If, at any time prior to the receipt of the Company Stockholder Approval or the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Joint Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and the stockholders of Parent. Nothing in this Section 5.7(b) shall limit the obligations of any party under Section 5.7(a). For purposes of this Section 5.7, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent, its Affiliates or the Parent Stockholder Meeting will be deemed to have been provided by Parent.

          (c)   As promptly as practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of the Company entitled to vote at the Company Stockholder Meeting and to hold the Company Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding the foregoing provisions of this Section 5.7(c), if, on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting; provided that the Company Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Company Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Company Stockholder Meeting.

          (d)   As promptly as practicable following the date of this Agreement, and subject to all regulatory approvals contemplated in Section 5.7(a) above, Parent shall, in accordance with applicable Law and the Parent Charter and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholder Meeting. Parent shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to the stockholders of Parent entitled to vote at the Parent Stockholder Meeting and to hold the Parent Stockholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its stockholders that they give the Parent Stockholder Approval, include such recommendation in the Joint Proxy Statement, and solicit and use its reasonable best efforts to obtain the Parent Stockholder Approval. Notwithstanding the foregoing provisions of this Section 5.7(d), if, on a date for which the Parent Stockholder Meeting is scheduled, Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall have the right to make one or more successive postponements or adjournments of the Parent Stockholder Meeting;

  provided that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than (i) thirty (30) days after the date for which the Parent Stockholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) or (ii) one hundred twenty (120) days after the record date for the Parent Stockholder Meeting. Nothing contained in this Agreement shall be deemed to relieve Parent of its obligation to submit the issuance of shares of its Parent Common Stock and convertible non-voting common stock in connection with the Transactions to its stockholders for a vote on the approval thereof.

          (e)   The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholder Meeting and the Parent Stockholder Meeting on the same date and as soon as reasonably practicable after the date of this Agreement.

        5.8    Access to Information; Confidentiality.

          (a)   During the Interim Period, to the extent permitted by applicable Law, each of the Company, on the one hand, and the Parent, on the other hand, shall afford to the other and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, commitments, personnel and records and, during such period, each of the Company and the Parent shall furnish reasonably promptly to the other (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other may reasonably request. Notwithstanding the foregoing, neither the Company nor the Parent shall be required by this Section 5.8 to provide the other party or the Representatives of such other party with access to or to disclose information (w) relating to the consideration, negotiation and performance of this Agreement and related agreements, (x) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) the disclosure of which would violate any Law or fiduciary duty (provided, however, that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (z) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding party shall allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the parties hereto will use its reasonable best efforts to minimize any disruption to the businesses of the other parties that may result from the requests for access, data and information hereunder.

          (b)   Each of the parties hereto will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 5.8, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of any confidentiality agreement.

        5.9    Company Acquisition Proposals.

          (a)   Subject to the other provisions of this Section 5.9, during the Interim Period, the Company agrees that it shall not authorize and shall use reasonable best efforts to cause its officers and directors, and other Representatives not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to an acquisition of the Company (an "Inquiry"), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or knowingly facilitate in any way any effort by, any Third Party in furtherance of any Inquiry, (iii) approve or recommend an acquisition of the Company, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement providing for or relating to an acquisition of the Company, or (iv) propose or agree to do any of the foregoing.

          (b)   Nothing contained in this Section 5.9 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company's stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to its stockholders if the Company Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable Law.

        5.10    Appropriate Action; Consents; Filings.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the Transactions, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article VIII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities or other Persons necessary in connection with the consummation of the Merger and the Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Merger and the Transactions, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the Transactions and to fully carry out the purposes of this Agreement.

          (b)   In connection with and without limiting the foregoing, Parent and Company shall give any notices to Third Parties, and Parent and Company shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any Third Party consents that are necessary, proper or advisable to consummate the Merger.

          (c)   Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Entity) with respect to the Merger, none of the parties hereto, or any of the their respective Representatives, shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person (unless expressly required by a written agreement that was entered into prior to the date hereof with such Person). The parties shall cooperate with respect to accommodations that may be requested or appropriate to obtain such consents.

        5.11    Notification of Certain Matters; Transaction Litigation.

          (a)   The Company shall give prompt notice to Parent and Parent shall give prompt notice to Company, of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the Transactions.

          (b)   The Company shall give prompt notice to the Parent, and the Parent shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied during the Interim Period or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

        5.12    Directors' and Officers' Indemnification and Insurance.

          (a)   From and after the Effective Time, the Surviving Corporation shall provide exculpation, indemnification and advancement of expenses for each former director, officer, employee or agent of Company (each, a "Former Company DOEA Indemnitee"), which is at least as favorable in scope and amount to such Former Company DOEA Indemnitee as the exculpation, indemnification and advancement of expenses provided to such Former Company DOEA Indemnitee by the Company immediately prior to the Effective Time in the Company Charter and the Company Bylaws as in effect on the date of this Agreement; provided that such exculpation, indemnification and advancement of expenses covers actions at or prior to the Effective Time, including all of the Transactions.

          (b)   Without limiting the provisions of Section 5.12(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless each Former Company DOEA Indemnitee against and from any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Former Company DOEA Indemnitee's capacity as a director, officer, employee or agent of the Company, or (y) this Agreement or any of the Transactions, including the Merger. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Corporation (i) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (ii) shall not have any obligation hereunder to any Former Company DOEA Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Former Company DOEA Indemnitee shall promptly refund to Parent or the Surviving Corporation the amount of any expenses which may be advanced.

          (c)   The Former Company DOEA Indemnitees to whom this Section 5.12 applies are intended to be third-party beneficiaries of this Section 5.12. The provisions of this Section 5.12 are intended to be for the benefit of each Former Company DOEA Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives.

          (d)   The rights of each Former Company DOEA Indemnitee under this Section 5.12 shall be in addition to any rights such Person or any employee of the Company may have under the

  Company Charter or the Company Bylaws, or under any applicable Law or under any agreement of any Former Company DOEA Indemnitee. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to, or in substitution for, any such claims under any such policies.

        5.13    Section 16 Matters.    Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 5.13, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Merger and the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Stock (including derivative securities related to such stock) resulting from the Merger and the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

        5.14    Stock Exchange Listing.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

        5.15    Voting of Shares.    The Company shall vote all shares of Parent Common Stock beneficially owned by it as of the record date for the Parent Stockholder Meeting, if any, in favor of the issuance of shares of Parent Common Stock in connection with the Merger.

        5.16    Termination of Company Stock Plans.    Unless otherwise notified by Parent in writing, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary or appropriate to terminate each Company Stock Plan effective no later than immediately prior to the Effective Time.

ARTICLE VI
INDEMNIFICATION OF PARENT

        6.1    RSU Indemnitors.    Attached hereto as Schedule 5 is a schedule (the "Schedule of RSU Indemnitors") that sets forth the names of the RSU Indemnitors and the Fixed Number of Shares issuable under the RSUs of each RSU Indemnitor that are subject to the indemnification provisions of this Article VI.

        6.2    Indemnification of Parent.    Subject to the terms and conditions of this Article VI (including without limitation the limitations set forth in Section 6.6), the RSU Indemnitors shall each severally (and not jointly), pro rata based upon each such RSU Indemnitor's pro rata share of the total Fixed Number of Shares listed on the Schedule of RSU Indemnitors, defend and hold harmless Parent, the Surviving Corporation and their respective Representatives, successors and permitted assigns (the "Parent Indemnitees"), from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Parent Indemnitee by reason of, arising out of or resulting from:

          (a)   the inaccuracy or breach of any representation or warranty of the Company contained in or made pursuant to this Agreement (including the Company Disclosure Letter), any schedule or any certificate delivered by Company to Parent pursuant to this Agreement with respect hereto or thereto in connection with the Closing;

          (b)   the non-fulfillment or breach of any covenant or agreement of the Company contained in this Agreement; and

          (c)   any Excess Dissenting Share Payment made by any Parent Indemnitee.

        6.3    Indemnification Procedures.

          (a)   If Parent determines that it or any Parent Indemnitees are entitled to indemnification pursuant to Section 6.2 (subject to the limitations of Section 6.6) or has had notice of a claim or demand made by a third party against any of the Parent Indemnitees, then Parent shall deliver to the Company Representative a written notice (a "Parent Indemnification Notice") that complies with this Agreement of a claim for payment of a stated sum. Such Parent Indemnification Notice shall set forth in reasonable detail the factual and legal basis for such claim.

          (b)   If Parent delivers a Parent Indemnification Notice to the Company Representative and if no Company Response Notice (as defined below) is delivered to Parent by the Company Representative prior to 11:59 p.m. Eastern Time on the 30th day after delivery of such Parent Indemnification Notice to Parent, then the RSU Indemnitors shall promptly pay to the Parent Indemnitees the amount set forth in the Parent Indemnification Notice in cash or, at the election of each RSU Indemnitor, forfeiture of an equivalent dollar amount of Fixed Number of Shares issuable pursuant to the Parent RSUs held by such RSU Indemnitor with an agreed upon value solely for purposes of this Article VI Indemnification of $0.925 per share (subject to stock splits, combinations, reclassifications, and the like) subject in all cases to the limitations set forth in this Article VI. If Parent delivers a Parent Indemnification Notice to the Company Representative and the Company Representative delivers a Company Response Notice (as defined below) and states in such Company Response Notice that it does not dispute the payment of certain claims set forth in the applicable Parent Indemnification Notice, then the RSU Indemnitors shall promptly pay to the Parent Indemnitees the amount set forth in the Parent Indemnification Notice in the manner set forth above.

          (c)   If the Company Representative objects to the Parent Indemnification Notice or any part thereof, then prior to 11:59 p.m. Eastern Time on the 30th day after the delivery to the Company Representative of such Parent Indemnification Notice, the Company Representative shall deliver to Parent a written notice (a "Company Response Notice") which shall (i) state that it disputes all or some matters under the Parent Indemnification Notice (the "Company Disputed Matters") and/or (ii) indicate that the Company Representative is assuming the defense of the matters relating to the Parent Indemnification Notice.

          (d)   The Company Representative and Parent shall act in good faith to resolve any Company Disputed Matters in accordance with the following procedure:

              (i)  Within 30 days after the delivery of a Company Response Notice to Parent pursuant to the preceding paragraph identifying Company Disputed Matters, the Company Representative and Parent shall attempt to resolve the Company Disputed Matters through good faith negotiations.

             (ii)  If the Company Disputed Matters are not fully resolved within the 30-day period described in paragraph (i) above, all such Company Disputed Matters shall be submitted to non-binding mediation, which may be done by either Parent or the Company Representative by written notice. The mediation shall be held before one neutral mediator in a location to be agreed by the Company Representative and Parent and administered by a mutually agreeable organization, or if none is agreed upon, the American Arbitration Association ("AAA"), in either case, the mediation shall be governed by the Commercial Mediation Rules of the AAA. The parties shall agree on a locations and a neutral mediator within five days after notice of submission to mediation. If the parties are unable to agree on the location or mediator within that time period, the location and mediator shall be selected by the AAA. Each party shall bear its own costs and expenses incurred in connection with any such mediation, including one-half of the fees of the mediator.

            (iii)  If the parties are unable to fully resolve the Company Disputed Matters within 30 days after the Company Disputed Matters are submitted to mediation in accordance with paragraph (ii) above, either Parent or the Company Representative may seek relief from any United States District Court or a state court located in the State of Delaware in accordance with Section 10.11.

          (e)   Within five (5) Business Day after the resolution of a Company Response Notice, the RSU Indemnitors shall make payment in accordance with the resolution of the applicable Company Response Notice, provided that the RSU Indemnitors shall make such payment in the manner set forth in Section 6.3(b).

        6.4    Indemnification of Parent Third Party Claims.    The indemnification obligations and liabilities under this Article VI with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against Parent by a Person other than Company (a "Parent Third Party Claim") shall be subject to the following terms and conditions:

          (a)    Defense.    The Company Representative shall have the right, at its option (subject to the limitations set forth in Section 6.4(b) below) and at its own expense, by written notice to Parent, to assume the entire control of, subject to the right of Parent to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Parent Third Party Claim as to which Parent has provided a written notice to the Company Representative (a "Parent Claim Notice"), and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to Parent to be the lead counsel in connection with such defense. If the Company Representative is permitted and elects to assume the defense of a Parent Third Party Claim:

              (i)  the Company Representative shall diligently and in good faith defend such Parent Third Party Claim and shall keep Parent reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies which are not merely incidental to a primary damage claim or claims for monetary damages, Parent shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned; and

             (ii)  Parent shall cooperate fully in all respects with the Company Representative in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and Parent shall make available to the Company Representative all pertinent information and documents under its control.

          (b)    Limitations of Right to Assume Defense.    The Company Representative shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by Parent if (i) the Parent Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Parent Third Party Claim seeks an injunction or equitable relief against Parent which is not merely incidental to a primary damage claim or claims for monetary damages; or (iii) there is a reasonable probability that a Parent Third Party Claim may materially and adversely affect Parent other than as a result of money damages or other money payments.

          (c)    Other Limitations.    Failure to give prompt Parent Claim Notice or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Parent Third Party Claim by Parent pursuant to this Article VI and shall not affect the Company Representative's duty or obligations under this Article VI, except to the extent (and only to the extent that) such failure shall have actually materially prejudiced the ability of the Company Representative to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages for which the Parent is seeking indemnification to be greater than such damages would have been had Parent given the Company Representative prompt notice hereunder. So long as the Company Representative is defending any such action actively and in good faith, Parent shall not settle such action. Parent shall make available to the Company Representative all relevant records and other relevant materials required by him and in the possession or under the control of Parent, for the use of the Company Representative and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

          (d)    Failure to Defend.    If the Company Representative, promptly after receiving a Parent Claim Notice, fails to defend such Parent Third Party Claim actively or in good faith, Parent, at the reasonable cost and expense of the RSU Indemnitors, will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Parent Third Party Claim as it may determine in its reasonable discretion, provided that the Company Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned.

          (e)    Parent's Rights.    Anything in this Section 6.4 to the contrary notwithstanding, the Company Representative shall not, without the written consent of Parent, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to Parent of a full and unconditional release from all liability and obligation in respect of such action without any payment by Parent.

          (f)    Company Representative Consent.    Unless the Company Representative has consented to a settlement of a Parent Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss and such amount shall be determined in accordance with the provisions of this Agreement.

        6.5    Insurance Effect.    To the extent that any Losses that are subject to indemnification pursuant to this Article VI are covered by insurance paid for by Company or Parent prior to or after the Closing, Parent shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided, that Parent shall nevertheless be entitled to bring a claim for indemnification under this Article VI in respect of such Losses and the time limitations set forth in Section 6.6 for bringing a claim of indemnification under this Agreement shall be tolled during the pendency of such insurance claim. The existence of a claim by Parent for monies from an insurer or against a third party in respect of any Loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing hereunder. If Parent has received the payment required by this Agreement in respect of any Loss and later receives proceeds from insurance in respect of such Loss, then it shall hold such proceeds or other amounts in trust for the benefit of the RSU Indemnitors and shall pay to the RSU Indemnitors, as promptly as practicable after receipt, a sum equal to the amount of such proceeds or other amount received, up to the aggregate amount of any payments received from the RSU Indemnitors pursuant to this Agreement in respect of such Loss. Notwithstanding any other provisions of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (a) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (b) relieved of the responsibility to pay any claims for which it is obligated.

        6.6    Limitations on Indemnification Survival; Time Limitation.    The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by Company to Parent in connection with this Agreement shall survive for a period of twelve (12) months following the Closing Date (the "Survival Period").

          (a)   Any indemnification claim made by Parent prior to the termination of the Survival Period shall be preserved despite the subsequent termination of the Survival Period and any claim set forth in a Parent Indemnification Notice sent prior to the expiration of the Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, no claim for indemnification under this Article VI shall be brought after the end of the Survival Period.

          (b)    Minimum Amount Limitation.    The Parent Indemnitees shall be entitled to indemnification for any Losses with respect to the matters contained in Section 6.2 (a), only to the extent that the aggregate Losses with respect thereto exceed an amount equal to $25,000 (the "Basket Amount"), at which point the Parent Indemnitees shall be permitted to recover only such Losses in excess of the Basket Amount.

          (c)    Aggregate Amount Limitation.    The aggregate liability for Losses pursuant to Section 6.1(a) shall not in any event exceed the product of (i) the total number of shares listed on the Schedule of RSU Indemnitors set forth on Schedule 5, multiplied by (ii) $0.925.

        6.7    Exclusive Remedy.    Parent, on behalf of itself and the other Parent Indemnitees, hereby acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of the Parent Indemnitees with respect to any and all claims for money damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VI. Notwithstanding any of the foregoing, nothing contained in this Article VI shall in any way impair, modify or otherwise limit a Parent Indemnitee's right to bring any claim, demand or suit against an RSU Indemnitor based upon the Company's actual fraud or intentional or willful misrepresentation or omission, it being understood that a mere breach of a representation and warranty, without intentional or willful misrepresentation or omission, does not constitute fraud.

        6.8    Adjustment to Merger Consideration.    Amounts paid for indemnification under Article VI shall be deemed to be an adjustment to the value of the Merger Shares to the extent they are issued by Parent as a result of the Merger, except as otherwise required by Law.

        6.9    Company Representative Capacities.    The parties acknowledge that the Company Representative's obligations under this Article VI are solely as a representative of Company's stockholders with respect to the obligations to indemnify the Parent Indemnitees under this Article VI and that the Company Representative shall have no personal liability or responsibility for any expenses incurred by him in such capacity and that all payments to Parent as a result of such indemnification obligations shall be made solely from, the Company Indemnitees.

ARTICLE VII
INDEMNIFICATION OF COMPANY INDEMNITEES

        7.1    Indemnification of Company Indemnitees.    Subject to the terms and conditions of this Article VII (including without limitation the limitations set forth in Section 7.5, Parent shall indemnify, defend and hold harmless Persons who receive the Contingent Right from Parent upon consummation of the Merger (the "Company Indemnitees"), from and against all Losses asserted against, resulting to, imposed upon, or incurred by any Company Indemnitee by reason of, arising out of or resulting from:

          (a)   the inaccuracy or breach of any representation or warranty of Parent or Merger Sub contained in or made pursuant to this Agreement (including the Parent Disclosure Letter, any schedule or any certificate delivered by Parent or Merger Sub to Company pursuant to this Agreement with respect hereto or thereto in connection with the Closing; and

          (b)   the non-fulfillment or breach of any covenant or agreement of Parent or Merger Sub contained in this Agreement.

        7.2    Indemnification Procedures.

          (a)   If the Company Representative determines that the Company Indemnitees are entitled to indemnification pursuant to Section 7.1 (subject to the limitations of Section 7.5) or has had notice of a claim or demand made by a third party against any of the Company Indemnitees, then the

  Company Representative shall deliver to Parent a written notice (a "Company Indemnification Notice") that complies with this Agreement of a claim for payment of a stated sum. Such Company Indemnification Notice shall be signed by the Company Representative and set forth in reasonable detail the factual and legal basis for such claim.

          (b)   If the Company Representative delivers a Company Indemnification Notice to Parent and if no Parent Response Notice (as defined below) is delivered to the Company Representative prior to 11:59 p.m. Eastern Time on the 30th day after delivery of such Company Indemnification Notice to Parent, then Parent shall promptly pay to the Company Indemnitees the amount set forth in the Company Indemnification Notice. If the Company Representative delivers a Company Indemnification Notice to Parent and Parent delivers a Parent Response Notice (as defined below) and states in such Parent Response Notice that it does not dispute the payment of certain claims and amounts set forth in the applicable Company Indemnification Notice, then Parent shall promptly pay to the Company Indemnitees the amount set forth in the Company Indemnification Notice.

          (c)   If Parent objects to the Company Indemnification Notice or any part thereof, then prior to 11:59 p.m. Eastern Time on the 30th day after the delivery to Parent of such Company Indemnification Notice, Parent shall deliver to the Company Representative a written notice (a "Parent Response Notice") which shall (i) state that it disputes all or some matters under the Company Indemnification Notice (the "Parent Disputed Matters") and/or (ii) indicate whether Parent is assuming the defense of the matters relating to the Company Indemnification Notice.

          (d)   The Company Representative and Parent shall act in good faith to resolve any Parent Disputed Matters in accordance with the following procedure:

              (i)  Within 30 days after the delivery of a Parent Response Notice to the Company Representative pursuant to the preceding paragraph identifying Parent Disputed Matters, the Company Representative and Parent shall attempt to resolve the Parent Disputed Matters through good faith negotiations.

             (ii)  If the Parent Disputed Matters are not fully resolved within the 30-day period described in paragraph (i) above, all such Parent Disputed Matters shall be submitted to non-binding mediation, which may be done by either Parent or the Company Representative by written notice. The mediation shall be held before one neutral mediator in a location to be agreed by the Company Representative and Parent and administered by a mutually agreeable organization, or if none is agreed upon, the AAA, in either case, the mediation shall be governed by the Commercial Mediation Rules of the AAA. The parties shall agree on a locations and a neutral mediator within five days after notice of submission to mediation. If the parties are unable to agree on the location or mediator within that time period, the location and mediator shall be selected by the AAA. Each party shall bear its own costs and expenses incurred in connection with any such mediation, including one-half of the fees of the mediator.

            (iii)  If the parties are unable to fully resolve the Parent Disputed Matters within 30 days after the Parent Disputed Matters are submitted to mediation in accordance with paragraph (ii) above, either Parent or the Company Representative may seek relief from any United States District Court or a state court located in the State of Delaware in accordance with Section 10.11.

          (e)   Within five (5) Business Days after the resolution of a Parent Response Notice, Parent shall make any such payment pro rata to the Company Indemnitees in accordance with the resolution of the applicable Parent Response Notice.

        7.3    Indemnification of Company Third Party Claims.    The indemnification obligations and liabilities under this Article VII with respect to actions, proceedings, lawsuits, investigations, demands or other claims brought against any of the Company Indemnitees by a Person other than Parent (a "Company Third Party Claim") shall be subject to the following terms and conditions:

          (a)    Defense.    Parent shall have the right, at its option (subject to the limitations set forth in Section 7.3(b) below) and at its own expense, by written notice to the Company Representative, to assume the entire control of, subject to the right of the Company Representative to participate (at its expense and with counsel of its choice) in, the defense, compromise or settlement of the Company Third Party Claim as to which the Company Representative has provided a written notice to Parent (a "Company Claim Notice"), and shall be entitled to appoint a recognized and reputable counsel reasonably acceptable to the Company Representative to be the lead counsel in connection with such defense. If Parent is permitted and elects to assume the defense of a Company Third Party Claim:

              (i)  Parent shall diligently and in good faith defend such Company Third Party Claim and shall keep the Company Representative reasonably informed of the status of such defense; provided, however, that in the case of any settlement providing for remedies which are not merely incidental to a primary damage claim or claims for monetary damages, the Company Representative shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned; and

             (ii)  the Company Representative shall cooperate fully in all respects with Parent in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Company Representative shall make available to Parent all pertinent information and documents under its control.

          (b)    Limitations of Right to Assume Defense.    Parent shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Company Representative if (i) the Company Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (ii) the Company Third Party Claim seeks an injunction or equitable relief against a Company Indemnitee which is not merely incidental to a primary damage claim or claims for monetary damages; or (iii) there is a reasonable probability that a Company Third Party Claim may materially and adversely affect a Company Indemnitee other than as a result of money damages or other money payments.

          (c)    Other Limitations.    Failure to give a prompt Company Claim Notice or to provide copies of relevant available documents or to furnish relevant available data shall not constitute a defense (in whole or in part) to any Company Third Party Claim by the Company Representative pursuant to this Article VII, and shall not affect Parent's duty or obligations under this Article VII, except to the extent (and only to the extent that) such failure shall have actually materially prejudiced the ability of Parent to defend against or reduce its liability or caused or increased such liability or otherwise caused the damages for which Parent is obligated to be greater than such damages would have been had the Company Representative given Parent prompt notice hereunder. So long as Parent is defending any such action actively and in good faith, the Company Representative and Parent each shall not settle, and the Company Representative shall make reasonable efforts to prevent a Company Indemnitee from settling, such action. The Company Representative shall make available to Parent all relevant records and other relevant materials required by it and in the possession or under the control of the Company Representative, for the use of Parent and its representatives in defending any such action, and shall in other respects give reasonable cooperation in such defense.

          (d)    Failure to Defend.    If Parent, promptly after receiving a Company Claim Notice, fails to defend such Company Third Party Claim actively or in good faith, the Company Representative, at the reasonable cost and expense of Parent, will (upon further written notice) have the right to undertake the defense, compromise or settlement of such Company Third Party Claim as he may determine in his reasonable discretion, provided that Parent shall have the right to approve any settlement, which approval will not be unreasonably withheld, delayed or conditioned.

          (e)    Company Indemnitees' Rights.    Anything in this Section 7.3 to the contrary notwithstanding, Parent shall not, without the written consent of the Company Representative, settle or compromise any action or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Company Indemnitees of a full and unconditional release from all liability and obligation in respect of such action without any payment by Company Indemnitees.

          (f)    Parent.    Unless Parent has consented to a settlement of a Company Third Party Claim, the amount of the settlement shall not be a binding determination of the amount of the Loss and such amount shall be determined in accordance with the provisions of this Agreement.

        7.4    Insurance Effect.    To the extent that any Losses that are subject to indemnification pursuant to this Article VII are covered by insurance paid for by Company or Parent prior to or after the Closing, the Company Representative shall use commercially reasonable efforts to obtain the maximum recovery under such insurance; provided, that the Company Representative shall nevertheless be entitled to bring a claim for indemnification under this Article VII in respect of such Losses and the time limitations set forth in Section 7.5 for bringing a claim of indemnification under this Agreement shall be tolled during the pendency of such insurance claim. The existence of a claim by the Company Representative and/or Company Indemnitee for monies from an insurer or against a third party in respect of any Loss shall not, however, delay any payment pursuant to the indemnification provisions contained herein and otherwise determined to be due and owing by Parent. If the Company Representative or Company Indemnitees has or have received the payment required by this Agreement from Parent in respect of any Loss and later they receive proceeds from insurance in respect of such Loss, then the Company Representative or the Company Indemnitees, as the case may be, shall hold such proceeds or other amounts in trust for the benefit of Parent and shall pay to Parent, as promptly as practicable after receipt, a sum equal to the amount of such proceeds or other amount received, up to the aggregate amount of any payments received from Parent pursuant to this Agreement in respect of such Loss. Notwithstanding any other provisions of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claims for which it is obligated.

        7.5    Limitations on Indemnification.

          (a)    Survival; Time Limitation.    The representations, warranties, covenants and agreements in this Agreement or in any writing delivered by Parent to Company in connection with this Agreement shall survive the Closing for the Survival Period.

          (b)   Any indemnification claim made by the Company Representative prior to the termination of the Survival Period shall be preserved despite the subsequent termination of the Survival Period and any claim set forth in a Company Claim Notice sent prior to the expiration of the Survival Period shall survive until final resolution thereof. Except as set forth in the immediately preceding sentence, no claim for indemnification under this Article VII shall be brought after the end of the Survival Period.

          (c)    Minimum Amount Limitation.    The Company Indemnitees shall be entitled to indemnification for any Losses with respect to the matters contained in Section 7.1(a), only to the extent that the aggregate Losses with respect thereto exceed the Basket Amount, at which point the Company Indemnitees shall be permitted to recover only such Losses in excess of the Basket Amount.

          (d)    Aggregate Amount Limitation.    The aggregate liability for Losses pursuant to Section 7.1(a) shall not in any event exceed the amount set forth in Section 6.6(c).

        7.6    Exclusive Remedy.    Company, on behalf of itself and the other Company Indemnitees, hereby acknowledges and agrees that, from and after the Closing, the sole remedy of the Company Indemnitees with respect to any and all claims for money damages arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article VII. Notwithstanding any of the foregoing, nothing contained in this Article VII shall in any way impair, modify or otherwise limit a Company Indemnitee's right to bring any claim, demand or suit against the other party based upon such other party's actual fraud or intentional or willful misrepresentation or omission, it being understood that a mere breach of a representation and warranty, without intentional or willful misrepresentation or omission, does not constitute fraud.

        7.7    Adjustment to Merger Consideration.    Amounts paid for indemnification under Article VII shall be deemed to be an adjustment to the value of the Merger Shares to the extent they are issued by Parent as a result of the Merger, except as otherwise required by Law.

        7.8    Company Representative.    The parties acknowledge that all actions to be taken by the Company Indemnitees pursuant to this Article VII shall be taken on their behalf by the Company Representative in accordance with the provisions of this Agreement.

ARTICLE VIII
CONDITIONS

        8.1    Conditions to the Obligations of Each Party.    The respective obligations of each party to effect the Merger and to consummate the Transactions shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

          (a)   Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

          (b)   No Restraints. No Law, Order (whether temporary, preliminary or permanent) or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction shall be in effect which prohibits, makes illegal, enjoins, or otherwise restricts, prevents or prohibits the consummation of the Merger.

          (c)   Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC that have not been withdrawn.

          (d)   Listing. The shares of Parent Common Stock to be issued pursuant to or in connection with the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

          (e)   Certificate of Incorporation. Parent shall have filed the Amended and Restated Certificate of Incorporation in form and substance attached hereto as Exhibit A with the Delaware Secretary of State.

        8.2    Conditions to the Obligations of Parent and Merger Sub.    The obligation of Parent to effect the Merger and to consummate the Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

          (a)   Representations and Warranties. (i) The representations and warranties set forth in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.2(a) (Capital Structure),

  Section 3.3 (Authority), Section 3.20 (Takeover Statutes), and Section 3.19 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (ii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or "Company Material Adverse Effect" qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)   Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (c)   Officer's Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

          (d)   Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

          (e)   Nantucket and the Escrow Agent shall have executed the Escrow Agreement.

          (f)    The Company shall have executed and delivered to Parent a signed copy of each of the Settlement Agreements, in each case countersigned by the applicable existing creditors of the Company.

          (g)   The Company shall have delivered to Parent a copy of the RSU Agreement of each RSU Indemnitor, in each case signed by the applicable RSU Indemnitor.

          (h)   Except (i) as otherwise provided in this Agreement, and (ii) for trade payables and other unsecured Indebtedness (other than convertible debt) and/or other liabilities to existing creditors, exclusive of Merger transaction expenses, that do not exceed in the aggregate $6,200,000, there shall be no Liens or Indebtedness outstanding or any commitment or agreement to issue such Liens or Indebtedness (or claims therefor) in existence as of the Effective Time, except as set forth in Section 3.5(e) of the Company Disclosure Letter.

          (i)    The Company shall have no less than $500,000 in available cash.

          (j)    The Company's trade payables and other unsecured Indebtedness (other than convertible debt) and/or other liabilities to existing creditors, exclusive of Merger transaction expenses, shall not exceed in the aggregate $6,200,000.

          (k)   The receipt of any waivers reasonably requested by the Kingdon Purchasers under the Kingdon NPA in respect of the transactions contemplated by this Agreement.

        8.3    Conditions to the Obligations of the Company.    The obligations of the Company to effect the Merger and to consummate the Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

          (a)   Representations and Warranties. (i) The representations and warranties set forth in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2 (Capital stock of Parent),

  Section 4.3 (Authority), Section 5.20 (Vote Required), Section 4.16 (Brokers); and Section 4.17 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (ii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (ii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or "Parent Material Adverse Effect" qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)   Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

          (c)   Parent and Nantucket shall have executed the Investor Rights Agreement.

          (d)   Parent and Salix shall have executed a written letter agreement in the form attached as Schedule 4.8(c) of the Salix/Napo Settlement Agreement.

          (e)   Officer's Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

          (f)    Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE IX
DEFINED TERMS

        9.1    Definitions.    For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

        "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity.

        "Affiliate" as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise. "Business Day" means a day other than a Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close. For the avoidance of doubt, no Person that is a lender or creditor of any party hereto shall be deemed to be an Affiliate of such party by virtue of being a lender or creditor to such party.

        "Binding Agreement" means that certain Binding Agreement of Terms for Jaguar Animal Health, Inc. Acquisition of Napo Pharmaceuticals, Inc. dated February 8, 2017 executed by Parent and the Company.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company Board" means the Board of Directors of the Company.

        "Company Licensed Intellectual Property Rights" means any Licensed Intellectual Property Rights of Company.

        "Company Material Adverse Effect" means a Material Adverse Effect on Company.

        "Company Material Agreements" means each Contract to which Company is a party or subject to or by which its assets are bound which: (a) provides for obligations, payments, Liabilities, consideration, performance of services or the delivery of goods to or by such party of any amount or value reasonably expected to be in excess of $50,000 in any annual period; (b) contains covenants limiting the freedom of such party to engage in any line of business in any geographic area or to compete with any Person; (c) is an employment, retention or severance contract or indemnification contract, or a consulting or non-compete agreement, applicable to any employee of or consultant to such party whose annual total compensation exceeds $120,000 or any director of such party; (d) relates to, or is evidence of, or is a guarantee of, or provides security for, indebtedness (whether incurred, assumed, guaranteed or secured by any asset of such party); (e) is a letter of credit, bond or similar arrangement running to the account of, or for the benefit of, such party; (f) is a joint venture or partnership contract or a limited liability company operating agreement; (g) is entered into with, or otherwise relates to, any Affiliate, officer or director or their family members of such party; (h) provides for the payment of cash or other compensation or benefits upon the Merger and the consummation of the Transactions; (i) relates to any loan to any directors, officers or Affiliates of such party; or (j) is otherwise material to the operations and business prospects of such party.

        "Company Owned Intellectual Property Rights" means any Intellectual Property Rights owned by or registered to Company.

        "Company Registered Intellectual Property Rights" means any Registered Intellectual Property Rights included in Company Owned Intellectual Property Rights.

        "Company RSU" means an RSU issued by the Company.

        "Company Stakeholders" means those Persons to be issued (i) shares of Parent Common Stock and/or convertible non-voting common stock of Parent and/or (ii) Parent Warrants, Parent RSUs and/or Parent Options pursuant to this Agreement or any of the Transaction Documents.

        "Company Stock Plan" means the Napo 2006 Equity Incentive Plan.

        "Company Stockholder Approval" means the adoption and approval of this Agreement, the Merger and the Transactions by the affirmative vote of the holders of more than fifty percent (50%) of the issued and outstanding shares of Company Common Stock entitled to vote thereon.

        "Company Stockholders Meeting" means the meeting of the stockholders of the Company that is called for the purpose of obtaining Company Stockholder Approval, all as set forth in Section 5.7(c).

        "Contingent Right Holder" means a Company Stockholder, and "Contingent Right Holders" means the Company Stockholders.

        "Contract" means any contract, agreement, license, lease, guaranty, indenture, sales or purchase order or other legally binding commitment in the nature of a contract (whether or not written) to which a Person is a party.

        "Derivative Security" means any option, warrant, equity security, equity-linked security, RSU, appreciation rights, phantom equity, or similar ownership interests, calls, rights (including preemptive rights), Contracts, commitments or agreements of any character to which the specified Person is a party or by which either is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, or deliver cash or other consideration with respect to, any shares of capital stock or similar ownership interests or equity-linked securities of such Person or obligating such Person to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, equity-linked security, RSU, appreciation rights, call, right, commitment or agreement.

        "DOL" means the United States Department of Labor.

        "Environmental Claim" means any and all administrative, regulatory or judicial Legal Actions alleging Liability arising out of or resulting from: (1) the presence or Release into the environment of any Hazardous Substance at the Company Leased Real Estate or Parent Leased Real Estate, as applicable; or (2) any violation of Environmental Law.

        "Environmental Laws" means all federal, state or local statutes, laws, regulations, judgments and orders in effect on the Effective Time and relating to protection of human health or the environment, including laws and regulations relating to Releases or threatened Releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

        "Environmental Permits" means all governmental licenses, permits, registrations and government approvals issued pursuant to Environmental Law.

        "Escrow Account" has the meaning ascribed to it in the Investor Rights Agreement.

        "Escrow Agent" has the meaning ascribed to it in the Investor Rights Agreement.

        "Escrow Agreement" means that certain Escrow Agreement by and among Parent, Nantucket and Citibank, National Association, as Escrow Agent, executed concurrently with the Closing.

        "Form S-4" means the registration statement on Form S-4 to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to all Company Stockholders and the existing creditors of the Company in the Transactions, including all shares of Parent Common Stock underlying the Contingent Rights to be issued in exchange for all shares of Company Common Stock in the Merger and all shares of Parent Common Stock and the shares of Parent Common Stock underlying the convertible non-voting common stock to be issued to the existing creditors of the Company in the Debt Exchange, as said registration statement may be amended prior to the time it is declared effective by the SEC.

        "Hazardous Substances" means any chemicals, materials or substances which are defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or similar terms under any Environmental Law.

        "Hurdle" has the meaning ascribed to it in the Investor Rights Agreement.

        "Indebtedness" means, without duplication to current liabilities, all: (i) obligations for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes, or other similar instruments or debt securities; (iii) obligations, contingent or otherwise, in respect of any letters of credit or bankers' acceptances (to the extent drawn), sureties, performance bonds, guaranties, endorsements and other similar obligations, whether secured or not, in respect of the obligations of other Persons; (iv) obligations (including accrued interest) without duplication under a lease agreement that would be capitalized pursuant to GAAP and (v) the deferred purchase price of property or services (excluding earn-out obligations which shall not be deemed Indebtedness under this Agreement). For purposes of calculating Indebtedness, all interest, prepayment penalties, premiums, fees and expenses (if any) and other amounts which would be payable if Indebtedness were paid in full at the Closing shall be treated as Indebtedness.

        "Intellectual Property Rights" means all worldwide (a) inventions, whether or not patentable, (b) patents and patent applications, and any reissue, continuation, continuation-in-part, division, extension or reexamination thereof, and any application that claims priority to any of the foregoing in this subpart (b), (c) trademarks, trademark applications, service marks, service mark applications, trade dress, logos, Internet domain names and trade names, whether or not registered, and all goodwill associated therewith, (d) rights of publicity and other rights to use the names and likeness of individuals, (e) copyrights and related rights, whether or not registered, (f) computer software, data, databases, files, and documentation and other materials related thereto, (g) trade secrets and all confidential, proprietary, technical, technological, industrial, business processes and business information, (h) know how, (i) all rights in any of the foregoing provided by bilateral or international treaties or conventions, and (j) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement or misappropriation of any of the foregoing.

        "Investor Rights Agreement" means that certain Investor Rights Agreement between Parent and Nantucket executed concurrently with this Agreement.

        "Invesco Commitment Letter" means that certain letter dated February 21, 2017 between Parent and Invesco Asset Management Limited regarding the commitment of the investors named therein to purchase $3,000,000 of common stock of Parent simultaneously with the consummation of the Merger.

        "IRS" means the United States Internal Revenue Service.

        "Joint Proxy Statement" means the joint proxy statement/prospectus to be sent to the holders of the Company Common Stock in connection with the Company Stockholders Meeting and to the holders of Parent Common Stock in connection with the Parent Stockholder Meeting.

        "Kingdon NPA" has the meaning ascribed to it in the definition of "Note Purchase Agreements" in this Section 9.1.

        "Kingdon Purchasers" has the meaning ascribed to it in the definition of "Note Purchase Agreements" in this Section 9.1.

        "Knowledge" means, with respect to Company, the actual Knowledge after reasonable enquiry of Lisa Conte and Charles Thompson, and with respect to Parent, the actual Knowledge after reasonable enquiry of Lisa Conte and Karen Wright.

        "Law" means any federal, state, local (statutory, common or otherwise), municipal, foreign or international, multinational or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, guideline, policy, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, applied, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

        "Legal Action" means any claim, action, suit, arbitration, proceeding or governmental investigation or proceeding.

        "Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Legal Action or Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

        "License Agreements" means all agreements (whether written or oral, including license agreements, research agreements, development agreements, distribution agreements, consent to use agreements and covenants not to sue, or settlement agreements containing like provisions) to which a Person is a party or otherwise bound, pursuant to which a Person has granted or been granted any right to use, exploit or practice any Intellectual Property Rights, or that restrict the right of a Person to use or enforce any Intellectual Property Rights.

        "Licensed Intellectual Property Rights" means any Intellectual Property Rights owned by a third party that a Person has a right to use, exploit or practice by virtue of a license grant, immunity from Legal Action, License Agreement or otherwise.

        "Liens" means all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), other than Permitted Liens.

        "Losses" shall mean any loss, damage, injury, liability, claim, demand, settlement, judgment, award, assessment, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature, including any lost profits and any diminution in value of the business. Notwithstanding anything to the contrary, for purposes of calculating the amount of any Losses under Article VI or Article VII, all references to "material," "materiality," "Material Adverse Effect" and the like shall be disregarded.

        "Material Adverse Effect" means a change, event, effect, violation, inaccuracy, circumstance or other matter which, individually or in the aggregate with other changes, events, effects, violations, inaccuracies, circumstances or other matters, when considered on either a long-term basis or a short-term basis, has had or could reasonably be expected to have or give rise to a material adverse effect on: (a) the business, results of operations, condition (financial or otherwise), capitalization, liabilities, operations or financial performance or assets of the specified party; or (b) the ability of the specified party to consummate the Transactions on a timely basis; provided, however, that none of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would occur: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the specified party or its Subsidiaries operate; (iii) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (v) the negotiation, announcement, consummation or existence of this Agreement and the Transactions, or the performance of this Agreement and the Transactions, including compliance with the covenants set forth herein; and (vi) any action taken by the specified party, or which the specified party causes to be taken by any of its Subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with this Agreement; provided, further, that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (v) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the specified party and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the specified or its Subsidiaries operate.

        "Nantucket" means Nantucket Investments Limited, a company organized under the laws of Guernsey.

        "Nantucket Settlement Agreement" has the meaning ascribed to it in the definition of "Settlement Agreement" in this Article IX.

        "NASDAQ" means the Nasdaq Stock Market.

        "Net Proceeds" has the meaning ascribed to it in the Investor Rights Agreement.

        "Note Purchase Agreements" means those certain (i) Amended and Restated Note Purchase Agreement by and among the Company, on the one hand, and Kingdon Associates, M. Kingdon Offshore Master Fund L.P., Kingdon Family Partnership, L.P. and Kingdon Credit Master Fund L.P., as Purchasers (collectively, the "Kingdon Purchasers"), executed concurrently with this Agreement (the "Kingdon NPA"); (ii) Note Purchase Agreement dated March 1, 2017 by and among the Company, on the one hand, and MEF 1, LP and Riverside Merchant Partners, as Purchasers; and (iii) any other agreements for the sale of promissory notes to be issued by the Company that the Company enters into during the Interim Period in accordance with Section 5.5(b).

        "Notice of Assumption and Conversion of Stock Option" means a written notice sent by Parent to each holder of Company Options which notifies the holder that at the Effective Time his or her Company Options were converted into Parent Options and sets forth the number of Parent Options and the exercise price therefor, and confirms that the Parent Options will continue to vest under the same vesting schedule as the one that applied to the Company Options.

        "Order" means any writ, decree, injunction, order, judgment, stipulation, determination, award or similar action.

        "Parent Board" means the Board of Directors of Parent.

        "Parent 2016 SEC Documents" means all forms, reports and documents filed by Parent with the SEC for the period commencing on January 1, 2016 and ending on December 31, 2016, including, without limitation, Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

        "Parent Licensed Intellectual Property Rights" means any Licensed Intellectual Property Rights of the Parent.

        "Parent Material Adverse Effect" means a Material Adverse Effect on Parent and/or Merger Sub.

        "Parent Owned Intellectual Property Rights" means any Intellectual Property Rights owned by or registered to Parent.

        "Parent Registered Intellectual Property Rights" means any Registered Intellectual Property Rights included in Parent Owned Intellectual Property Rights.

        "Parent RSU" means an RSU issued by Parent pursuant to the Jaguar Stock Plan.

        "Parent Stockholder Approval" means (i) the approval of this Agreement, the Merger and the Transactions and the issuance of Parent Common Stock and shares of Parent's convertible non-voting common stock in connection with the Transactions by the affirmative vote of the holders of more than fifty percent (50%) of the shares of Parent Common Stock represented at the Parent Stockholders' Meeting and entitled to vote thereon, and (ii) the approval of the amendment and restatement of Parent's certificate of incorporation in the form attached hereto as Exhibit A by the affirmative vote of the holders of more than fifty percent (50%) of the issued and outstanding shares of Parent Common Stock entitled to vote thereon.

        "Parent Stockholder Meeting" means the meeting of the stockholders of Parent that is called for the purpose of obtaining Parent Stockholder Approval, all as set forth in Section 5.7(d).

        "Permitted Liens" means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith, (b) mechanics', carriers', workers', repairers' and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings, (c) zoning, entitlement, building and other land use regulations imposed by Governmental Entities having jurisdiction over such Person's owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person's owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses, (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person's businesses, (f) Liens arising under workers' compensation, unemployment insurance, social security, retirement and similar legislation, and (g) any other Liens that, in the aggregate, do not materially impair the value or the continued use and operation of the assets or properties to which they relate, including the rights to use a license under the applicable Contract.

        "Person" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

        "Record Date" means the date established by Parent for the Parent Stockholder Meeting.

        "Registered Intellectual Property Rights" means all patents and patent applications, registered copyrights and copyright applications, registered trademarks and trademark applications, and any other Intellectual Property Right that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any Governmental Entity.

        "Related Party" of any specified Person means: (i) an executive officer or director (or any Person that exercises substantially similar right and authority) of such specified Person; (ii) any Person owning 5% or more of the voting shares of such specified Person (assuming the exercise or conversion of any Derivative Securities of such specified Person that represents, directly or indirectly, the right to acquire voting shares of such specified Person); (iii) any Person that can significantly influence the management or operating policies of such specified Person, including the ability that would prevent such specified Person from fully pursuing its own separate interests, through the ownership of securities, contract or both; or (iv) the immediate family members or Affiliates or associates of any Person described in the foregoing clauses of this paragraph.

        "Release" means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into the atmosphere, soil, surface water, groundwater or property.

        "Representatives" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives.

        "RSU Agreement" means an agreement between an RSU Indemnitor and Parent in substantially the form attached hereto as Exhibit B.

        "RSU Grant Agreement" means an agreement between Parent and each RSU Holder that sets forth the terms and conditions of such RSU Holder's Parent RSUs.

        "RSU Holder" means a holder of a Company RSU that, at the Effective Time, is converted into a Parent RSU in accordance with Section 5.2(b).

        "RSU Indemnitor" means each Person who, as of the Closing Date, has entered into an RSU Agreement with Parent in substantially the form attached hereto as Exhibit B.

        "Salix" means Salix Pharmaceuticals, Inc.

        "Salix/Napo Settlement Agreement" means that certain Settlement, Termination, Asset Transfer and Transition Agreement between the Company and Salix, dated March 4, 2016.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Settlement Agreements" means those certain (i) Settlement and Discounted Payoff Agreement by and among the Company, as Borrower, certain lenders referred to therein and Nantucket as Collateral Agent for such lenders (the "Nantucket Settlement Agreement"), executed concurrently with this Agreement; (ii) Debt and Warrant Settlement Agreement by and among (x) Dorsar Investment Company, Alco Investment Company, Two Daughters LLC, on the one hand, and the Company, to be executed concurrently with this Agreement, (iii) Debt Settlement Agreement between Boies Schiller Flexner LLP and the Company, to be executed concurrently with this Agreement; (iv) Debt Settlement Agreement between Dan Becka and the Company, to be executed concurrently with this Agreement and (v) an agreement between the Company and KCSA Strategic Communications as identified on Schedule 3.

        "Subsidiary" means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which more than fifty percent (50%) of either the equity interests in, or the voting control of, such corporation or other organization is, directly or indirectly through subsidiaries or otherwise, beneficially owned by such Person.

        "Third Party" means any Person other than Parent, Merger Sub or the Company.

        "Time Period" has the meaning ascribed to it in the Investor Rights Agreement.

        "Tranche A Shares" has the meaning ascribed to it in the Investor Rights Agreement.

        "Tranche B Shares" has the meaning ascribed to it in the Investor Rights Agreement.

        "Tranche C Shares" has the meaning ascribed to it in the Investor Rights Agreement.

        "Transaction Documents" means each of the documents, agreements and instruments related to this Agreement and the Merger or the Transactions, to which the specified Person is a party, including without limitation the Settlement Agreements, the Note Purchase Agreements, the Invesco Commitment Letter, the Investor Rights Agreement and the RSU Agreements.

        "Trigger Date" has the meaning ascribed to it in the Investor Rights Agreement.

ARTICLE X
TERMINATION / GENERAL PROVISIONS

        10.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise expressly noted), as follows:

          (a)   by mutual written agreement of each of Parent and the Company; or

          (b)   by either Parent or the Company, if:

              (i)  the Effective Time shall not have occurred on or before June 30, 2017 (the "Outside Date"); provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any party if the failure of such party to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date; or

             (ii)  any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

            (iii)  the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting (including any adjournment or postponement thereof) at which the Merger and the Transactions have been voted upon, provided that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available to a party if the failure to obtain such Company Stockholder Approval was primarily due to any party's failure to perform any of its obligations under this Agreement; or

            (iv)  the Parent Stockholder Approval shall not have been obtained at a duly held Parent Stockholder Meeting (including any adjournment or postponement thereof) at which the issuance of Parent Common Stock in connection with the Merger has been voted upon, provided that the right to terminate this Agreement under this Section 10.1(b)(iv) shall not be available to a party if the failure to obtain such Parent Stockholder Approval was primarily due to any party's failure to perform any of its obligations under this Agreement; or

          (c)   by the Company:

              (i)  if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, and cannot be cured on or before the Outside Date or, if curable, is not cured by Parent within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(c) if Company is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement; or

          (d)   by Parent, if:

              (i)  Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, and cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if Parent is then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement;

        10.2    Effect of Termination.

          (a)   In the event that this Agreement is terminated and Merger and the Transactions are abandoned pursuant to Section 10.1, written notice thereof shall be given to the other party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any fraud or willful and malicious breach of this Agreement; and (b) any confidentiality agreement, this Section 10.2, Section 10.3, Section 10.6, this Article X and the definitions of all defined terms appearing in such sections and Article IX shall survive any termination of this Agreement pursuant to Section 10.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Entity or other Person to which they were made.

          (b)   Notwithstanding any provision herein to the contrary, if the Closing fails to occur on or prior to July 31, 2017 for any reason except as a result, directly or indirectly, of (i) lack of either Company Stockholder Approval or Parent Stockholder Approval, or (ii) the Company either (x) fails to perform in accordance with the terms and conditions of the Binding Agreement, this

  Agreement or the Transaction Documents or (y) fails to abide by or breaches the provisions or representations, warranties and covenants of the Binding Agreement, this Agreement or the Transaction Documents, then, on or before the close of business on August 7, 2017 Parent shall issue 2,000,000 shares of restricted Common Stock to the Company (adjusted appropriately for stock splits, combinations, reclassifications and the like)(the "Break-up Fee").

        10.3    Notices.    All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given and duly delivered: (i) when delivered (or delivery was properly tendered) by hand; (ii) when delivered (or delivery was properly tendered) by the addressee if sent by a nationally recognized overnight courier; or (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, if the original of such notice was duly transmitted in accordance with (i) or (ii) of this Section 10.3 or transmitted by certified mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses for such parties on the signature page hereto (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.3):

  if to Parent, to:

    Jaguar Animal Health, Inc.
    201 Mission Street, Suite 2375
    San Francisco, CA 94105
    Attention: Lisa A. Conte
    Email: lconte@jaguaranimalhealth.com

    With a copy to (which will not constitute notice to Parent)

    Reed Smith LLP 1510 Page Mill Road, Suite 110
    Palo Alto, CA 94304
    Attn: Donald Reinke, Esq.
    Email: dreinke@reedsmith.com

  if to Company, to:

    Napo Pharmaceuticals, Inc.
    201 Mission Street, Suite 2375
    San Francisco, CA 94105
    Attention: Lisa Conte, Interim Chief Executive Officer
    Email:

    with a copy to (which will not constitute notice to Company):

    Boies Schiller Flexner
    333 Main Street
    Armonk, NY 10504
    Attention: William S. Ohlemeyer, Esq.
    Email: WOhlemeyer@BSFLLP.com

or to such other Persons, addresses or email addresses as may be designated in writing by the Person entitled to receive such communication as provided above.

        10.4    Interpretation.    When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. A reference in this Agreement to $ or dollars is to U.S. dollars. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to the "date hereof" shall mean the date first written above. References to "this Agreement" shall include the Company Disclosure Letter and the Parent Disclosure Letter. Any reference to a party to this Agreement shall include a reference to each and every subsidiary of such party to the extent applicable, unless otherwise expressly provided.

        10.5    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

        10.6    Entire Agreement.    This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including any confidentiality agreement, the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        10.7    Amendment.    This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time, but only to the extent permitted by applicable Law or in accordance with the rules of any self-regulatory organization. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto. After the Effective Time, any such amendment, supplement or modification of this Agreement shall require the written consent of the Board of Directors of Parent and of the Company Representative.

        10.8    Waiver.    At any time prior to the Effective Time any party hereto, by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable Law (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) unless prohibited by applicable Law, waive any inaccuracies in the representations and warranties or compliance with the covenants and agreements of the other party hereto contained herein or in any document delivered pursuant hereto or (iii) unless prohibited by applicable Law, waive compliance with any of the conditions of such party contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

        10.9    Severability.    In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to modify this Agreement so as to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that is mutually agreeable to the parties and that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

        10.10    Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at law or equity. The parties accordingly agree that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity or under this Agreement.

        10.11    Governing Law; Dispute Resolution.    This Agreement, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the Transactions, and, in connection with any such matter, to service of process by notice as otherwise provided herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the foregoing Delaware court or, to the fullest extent permitted by applicable Law, the foregoing Federal court. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.3.

        10.12    Rules of Construction.    The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

        10.13    Assignment; Parties in Interest.    No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and, except as provided in the following sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (other than (a) the Parent Indemnitees to the extent provided in Article VI, (b) the Company Indemnitees to the extent provided in Article VII, and (c) from and after the Effective Time, the right of the existing creditors of the Company to receive shares of Parent Common Stock or Parent's convertible non-voting common stock in connection with the Debt Exchange pursuant to Section 2.2) any rights, interests, benefits or remedies of any nature whatsoever under or by reason of this Agreement. No current or former employee, director, officer, stockholder, creditor, agent, representative or advisor of Parent or Company, or any of their respective Affiliates, shall have any liability for any obligations or liabilities of Parent or Merger Sub hereunder or under the Transaction Documents, other than to the extent provided in Article VI and Article VII.

        10.14    WAIVER OF JURY TRIAL.    EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

        10.15    Conflict Disclosure/Waiver.    Parent and Company acknowledge that legal counsel to Parent, Reed Smith, LLP ("Parent Counsel") has represented Company in numerous other transactions as general corporate counsel to Company from time to time, including but not limited to the Note Purchase Agreements. Boise Schiller Flexner has represented Company in connection with the Merger, including but not limited to this Agreement and the Settlement Agreements, notwithstanding that Parent Counsel was requested by Company and Parent to be the initial scrivener for all such Transaction Documents. Company and Parent hereby waive any such conflict(s) and have been apprised to seek separate legal representation in connection with this waiver and acknowledge that each may enter into a Conflict Waiver Letter Agreement with Parent Counsel in form and substance reasonably acceptable to Parent Counsel and Company and Parent, respectively.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers duly authorized thereunto, as of the date first written above.

NAPO PHARMACEUTICALS, INC.
By:	/s/ CHARLES THOMPSON
	Name:	Charles Thompson
	Title:	Chief Financial Officer

NAPO ACQUISITION CORPORATION
By:	/s/ KAREN S. WRIGHT
	Name:	Karen S. Wright
	Title:	Chief Financial Officer and Treasurer

JAGUAR ANIMAL HEALTH, INC.
By:	/s/ KAREN S. WRIGHT
	Name:	Karen S. Wright
	Title:	Chief Financial Officer and Treasurer

COMPANY REPRESENTATIVE
By:	/s/ GREGORY STOCK
	Name:	Gregory Stock

[Signature Page to Agreement and Plan of Merger]

 Appendix I—Index to Certain Defined Terms

Term	Section
AAA	6.3(d)(ii)
Agreement	Introductory paragraph
Basket Amount	6.6(b)
Blue Sky Laws	3.4(b)
Break-up Fee	10.2(b)
Certificate of Merger	1.1
Certificates	2.5(a)(ii)(A)
Closing Date	1.2
Closing	1.2
Company Approvals	3.6(c)
Company Bylaws	1.6(a)(iii)
Company Charter	1.6(a)(iii)
Company Claim Notice	7.3(a)
Company Common Stock	2.1(a)
Company Disclosure Letter	Article III introductory paragraph
Company Disputed Matters	6.3(c)
Company Financial Statements	3.5(a)
Company Indemnification Notice	7.2(a)
Company Indemnitees	7.1
Company Insurance Policies	3.18
Company Leased Real Estate	3.11(b)
Company Leases	3.11(b)
Company Option Plan	3.2(b)
Company Options	3.2(b)
Company Permits	3.6(b)
Company Plans	3.9(b)
Company Representative	2.3
Company Response Notice	6.3(c)
Company Stock Record	2.5(a)(i)
Company Stockholder	2.5(a)(i)
Company Third Party Claim	7.3
Company Transaction Documents	3.3
Company Warrant	5.2(a)
Company	Introductory paragraph
Contingent Number of Shares	5.2(b)
Contingent Right Holder	2.1(c)
Contingent Right Holders Notice Date	2.5(a)(ii)
Contingent Right	2.1(a)
Debt Exchange	2.2
DGCL	Recitals
Dissenting Shares	1.7(a)
Effective Time	1.1
ERISA Affiliate	3.9(b)
ERISA	3.9(b)

Term	Section
Exchange Act	3.4(b)
Exchange Agent	2.5(a)(ii)
Final Determination	Schedule 1
Final Determination Date	Schedule 1
Fixed Number of Shares	5.2(b)
Former Company DOEA Indemnitee	5.12(a)
GAAP	3.5(a)
Governmental Entity	3.4(b)
Inquiry	5.9(a)
Interim Period	5.5(a)
Jaguar Stock Plan	5.2(b)
Merger Sub	Introductory paragraph
Merger	1.1
Merger Shares	Schedule 1
Outside Date	10.1(b)(i)
Parent Board Members	1.5(a)(ii)
Parent Bylaws	1.6(b)(ii)
Parent Charter	1.6(b)(ii)
Parent Claim Notice	6.4(a)
Parent Common Stock	2.1(a)
Parent Disclosure Letter	Article IV introductory paragraph
Parent Disputed Matters	7.2(c)
Parent Financial Statements	4.5(b)
Parent Indemnification Notice	6.3(a)
Parent Indemnitees	6.2
Parent Insurance Policies	4.14
Parent Option Plans	4.2(c)(ii)
Parent Options	4.2(c)(ii)
Parent Response Notice	7.2(c)
Parent SEC Documents	4.5(a)
Parent Third Party Claim	6.4
Parent Transaction Documents	4.3
Parent Warrants	5.2(a)
Parent	Introductory paragraph
Permitted Issuance	5.6(xi)
Purchase Price	2.5
Regulatory Agreement	3.16
Returned Tranche A Shares	Schedule 2
RSU	3.2(b)
Sarbanes-Oxley Act	3.5(d)
Schedule of RSU Indemnitors	6.1
Securities Act	3.4(b)
Survival Period	6.6
Surviving Corporation	1.1
Tax Returns	3.12(b)
Tax	3.12(a)
Transactions	Recitals

Appendix I

 SCHEDULE 1

CONTINGENT RIGHT OF COMPANY STOCKHOLDERS

        The Contingent Right Holders shall be entitled to receive from the Exchange Agent in respect of their Contingent Rights a number of shares of Parent Common Stock in the aggregate (such shares, the "Merger Shares") equal to the sum of the following:

          A.    that number of shares of Parent Common Stock equal to the aggregate Forfeited Fixed Number of Shares (as such term is defined in the RSU Agreements) of Parent Common Stock issuable under the RSUs held by the RSU Indemnitors that are forfeited by the RSU Indemnitors pursuant to Section 3 of the RSU Agreements, if any (which, for the avoidance of doubt, shall be no greater than the number of Tranche B Shares multiplied by a fraction, the numerator of which is the total Fixed Number of Shares of Parent Common Stock issuable under the RSUs held by the RSU Indemnitors and the denominator of which is the sum of (i) the total number of Tranche B Shares plus (ii) the total Fixed Number of Shares of Parent Common Stock issuable under the RSUs held by the RSU Indemnitors; and

          B.    if, and only if, on or prior to the third anniversary of the Trigger Date, the aggregate Net Proceeds to Nantucket from the sale of Tranche A Shares equals or exceeds the Hurdle applicable for that Time Period, a number of shares equal to the sum of (i) the aggregate number of Tranche B Shares released from the Escrow Account and delivered to the Exchange Agent pursuant to Section 2.3(d)(i) of the Investor Rights Agreement, if any, plus (ii) the aggregate number of Tranche A Shares delivered to the Exchange Agent pursuant to Section 2.2(b) of the Investor Rights Agreement multiplied by a fraction, the numerator of which is the total number of Tranche B Shares and the denominator of which is the sum of (x) total number of Tranche B Shares plus, (y) the aggregate Fixed Number of Shares of Parent Common Stock issuable under all of the Parent RSUs that were issued pursuant to Section 5.2(b) of this Agreement (including those Fixed Number of Shares that were forfeited either pursuant to Section 6.3(b) of this Agreement and/or pursuant to the RSU Agreements).

        For the avoidance of doubt, if the aggregate Net Proceeds to Nantucket from the sale of Tranche A Shares does not equal or exceed the Hurdle applicable for a relevant Time Period on or prior to the third anniversary of the Trigger Date, (x) no Tranche A Shares or Tranche B Shares shall be delivered to the Exchange Agent and (y) the Contingent Right Holders shall have no right to receive any rights, assets or property (including any Tranche A Shares or Tranche B Shares) in respect of their Company Common Stock or Contingent Rights, whether arising from or in connection with the Merger or any of the other transactions contemplated hereby or otherwise.

        The number of Merger Shares, if any, to be issued to each Contingent Right Holder shall be calculated by multiplying the total number of Merger Shares by a fraction, the numerator of which is the maximum number of shares of Parent Common Stock set forth opposite such Contingent Right Holder's name on the Company Stock Record delivered by the Company to Parent pursuant to Section 2.2(a), and the denominator of which is the maximum number of shares of Parent Common Stock that all the Contingent Right Holders may be entitled to receive, as set forth in the Company Stock Record; provided that in calculating the number of whole shares of Parent Common Stock to be issued to each Contingent Right Holder, after aggregating all fractional shares of Parent Common Stock that otherwise such Contingent Right Holder would be entitled to be issued, if any, the number of shares of Parent Common Stock to be issued to each Contingent Right Holder, if any, shall be rounded down to the next lower whole number of shares.

        The final determination (the "Final Determination") as to the final number of Merger Shares, if any, that will be issued to the Contingent Right Holders shall be made by Parent in its reasonable discretion no later than the later to occur of (i) the date on which the Survival Period has ended and

Schedule 1-1

there are no outstanding claims for indemnification under Article VI, and (ii) the third anniversary of the Trigger Date (the "Final Determination Date").

        Notwithstanding anything to the contrary herein, except as expressly set forth in this Schedule 1 and Article VII, the Contingent Right Holders shall not be entitled to receive any rights, assets or property (including cash) in respect of their Company Common Stock or Contingent Rights from and after the Effective Time, whether arising from or in connection with the Merger or any of the other transactions contemplated hereby or otherwise.

Schedule 1-2

 SCHEDULE 2

NUMBER OF SHARES OF PARENT COMMON STOCK ISSUABLE
UNDER PARENT WARRANTS, PARENT RSUs AND
PARENT STOCK OPTIONS

        Warrants:    At the Effective Time, the Company Warrants shall be converted into Parent Warrants that shall be exercisable for an aggregate of 1,237,283 shares of Parent Common Stock; provided, however, that in the event there are either (a) additional issuances by Parent of Parent Common Stock between the date hereof and the Closing that are permitted under Section 5.6(a)(xi) of this Agreement or (b) additional Company equity and convertible debt financings between the date hereof and the Closing that are permitted under Section 5.5(b) of this Agreement, and any such issuance or financing described in clause (a) or (b) above results in the Tranche A Shares or the Tranche C Shares constituting less than the percentages specified in Section 2.1(a)(i) or 2.1(a)(iii) of the Investor Rights Agreement, as applicable, Parent may increase the number of Tranche A Shares and Tranche C Shares to be issued pursuant to Sections 2.1(a)(i) and 2.1(a)(iii) of the Investor Rights Agreement, as applicable, by an amount that is sufficient to cause the applicable percentages to be satisfied and correspondingly reduce the number of shares of Parent Common Stock to be issued upon exercise of the Parent Warrants (with such reduction being applied on a pro rata basis based on the total number of Tranche B Shares and shares of Parent Common Stock issuable upon exercise of the Parent RSUs, Parent Options and Parent Warrants).

        RSUs:    Prior to any adjustments in the number of shares of Company Common Stock issuable under the Parent RSUs subsequent to consummation of the Merger as set forth below, at the Effective Time, the Company RSUs shall be converted into Parent RSUs with an aggregate Fixed Number of Shares of Parent Common Stock issuable under such Parent RSUs of 5,953,557, and the Contingent Number of Shares determined as set forth below; provided, however, that in the event there are either (a) additional issuances by Parent of Parent Common Stock between the date hereof and the Closing that are permitted under Section 5.6(a)(xi) of this Agreement or (b) additional Company equity and convertible debt financings between the date hereof and the Closing that are permitted under Section 5.5(b) of this Agreement, and any such issuance or financing described in clause (a) or (b) above results in the Tranche A Shares or the Tranche C Shares constituting less than the percentages specified in Section 2.1(a)(i) or 2.1(a)(iii) of the Investor Rights Agreement, as applicable, Parent may increase the number of Tranche A Shares and Tranche C Shares to be issued pursuant to Sections 2.1(a)(i) and 2.1(a)(iii) of the Investor Rights Agreement, as applicable, by an amount that is sufficient to cause the applicable percentage to be satisfied and correspondingly reduce the Fixed Number of Shares of Parent Common Stock issuable under such Parent RSUs (with such reduction being applied on a pro rata basis based on the total number of Tranche B Shares and shares of Parent Common Stock issuable upon exercise of the Parent RSUs, Parent Options and Parent Warrants).

        Options:    At the Effective Time, Parent shall issue to the holders of Company Options new Parent Options that shall be exercisable for an aggregate of 548,805 shares of Parent Common Stock; provided, however, that in the event there are either (a) additional issuances by Parent of Parent Common Stock between the date hereof and the Closing that are permitted under Section 5.6(a)(xi) of this Agreement or (b) additional Company equity and convertible debt financings between the date hereof and the Closing that are permitted under Section 5.5(b) of this Agreement and any such issuance or financing described in clause (a) or (b) above results in the Tranche A Shares or the Tranche C Shares constituting less than the percentages specified in Section 2.1(a)(i) or 2.1(a)(iii) of the Investor Rights Agreement, as applicable, Parent may increase the number of Tranche A Shares and Tranche C Shares to be issued pursuant to Sections 2.1(a)(i) and 2.1(a)(iii) of the Investor Rights Agreement, as applicable, by an amount that is sufficient to cause the applicable percentages to be satisfied and correspondingly reduce the number of shares of Parent Common Stock to be issued upon exercise of the Parent Options (with such reduction being applied on a pro rata basis based on the

Schedule 2-1

total number of Tranche B Shares and shares of Parent Common Stock issuable upon exercise of the Parent RSUs, Parent Options and Parent Warrants). The exercise price per share under the new Parent Options shall be as set forth in each option holder's Notice of Assumption and Conversion of Stock Option, which Parent shall send to each option holder no later than thirty (30) days after the Closing.

Contingent Number of Shares issuable under the Parent RSUs:

        If, and only if, pursuant to Section 2.2(b) of the Investor Rights Agreement, Nantucket transfers a portion of its unsold Tranche A Shares to the Exchange Agent (the "Returned Tranche A Shares"), the RSU Holders shall be entitled to receive from the Exchange Agent in respect of their Parent RSUs (including those Parent RSUs held by the RSU Indemnitors, if any, for which all or a portion of the Fixed Number of Shares were forfeited either pursuant to Section 6.3(b) of this Agreement and/or pursuant to the RSU Agreements), a Contingent Number of Shares of Parent Common Stock equal to the total number of Returned Tranche A Shares multiplied by a fraction, the numerator of which is the total Fixed Number of Shares of Parent Common Stock issuable under all of the Parent RSUs that were issued pursuant to Section 5.2(b) of this Agreement (including those Fixed Number of Shares that were forfeited either pursuant to Section 6.3(b) of this Agreement and/or pursuant to the RSU Agreements), and the denominator of which is the sum of (i) the total number of Tranche B Shares plus (ii) the total Fixed Number of Shares of Parent Common Stock issuable under all of the Parent RSUs that were issued pursuant to Section 5.2(b) of this Agreement (including those Fixed Number of Shares that were forfeited either pursuant to Section 6.3(b) of this Agreement and/or pursuant to the RSU Agreements).

        For the avoidance of doubt, if the aggregate Net Proceeds to Nantucket from the sale of Tranche A Shares does not exceed the Hurdle applicable for a relevant Time Period, on or prior to the third anniversary of the Trigger Date, (x) no Tranche A Shares shall be delivered to the Exchange Agent and (y) no Contingent Number of Shares shall be issued to any holder of Parent RSUs issued pursuant to the Merger.

        The Contingent Number of Shares to be issued to the RSU Holders, if any, will be determined by Parent in its reasonable discretion on the first to occur of (i) date that is thirty (30) days after the date on which the Net Proceeds from all sales of Tranche A Shares during the applicable Time Period exceeds the Hurdle for the applicable Time Period, which time is set forth in Section 2.2(b) of the Investor Rights Agreement, (ii) the date on which all of the Tranche A Shares have been sold by Nantucket and (iii) the third anniversary of the Trigger Date.

        The number of Fixed Number of Shares issuable pursuant to Parent RSUs to be issued to each RSU Holder shall be calculated by multiplying the total Fixed Number of Shares issuable under all of the Parent RSUs by a fraction, the numerator of which is the aggregate number of shares of Company Common Stock issuable under the Company RSUs held by such RSU Holder immediately prior to the Effective Time, and the denominator of which is the total number of shares of Company Common Stock issuable under the Company RSUs held by all of the RSU Holders immediately prior to the Effective Time; provided that in calculating the number of whole shares of Parent Common Stock to be issued to each RSU Holder, after aggregating all fractional shares of Parent Common Stock that otherwise such RSU Holder would be entitled to be issued, the number of shares of Parent Common Stock to be issued to each RSU Holder shall be rounded down to the next lower whole number of shares. Notwithstanding the foregoing, the Fixed Number of Shares allocated to the RSU Indemnitors pursuant to this paragraph shall be subject to forfeiture pursuant to Section 6.3(b) of this Agreement and the RSU Agreements.

        The number of Contingent Number of Shares issuable pursuant to Parent RSUs to be issued to each RSU Holder shall be calculated in the same manner as that set forth in the preceding paragraph with respect to the calculation of the number of Fixed Number of Shares issuable pursuant to Parent

Schedule 2-2

RSUs to be issued to each RSU Holder. For the avoidance of doubt, in calculating the number of Contingent Number of Shares to be issued to each RSU Holder, the total Fixed Number of Shares of Parent Common Stock issuable under all of the Parent RSUs that were issued pursuant to Section 5.2(b) of this Agreement shall include those Fixed Number of Shares that were forfeited either pursuant to Section 6.3(b) of this Agreement and/or pursuant to the RSU Agreements.

        Notwithstanding anything to the contrary herein, except as expressly set forth in this Schedule 2, Section 5.2(b) of this Agreement, the Jaguar Stock Plan, the Restricted Stock Unit Award Agreements to be entered into between each RSU Holder and Parent at the Closing, and, with respect to the RSU Indemnitors only, the RSU Agreements, the RSU Holders shall not be entitled to receive any rights, assets or property (including cash) in respect of their Company RSUs from and after the Effective Time, whether arising from or in connection with the Merger or any of the other transactions contemplated hereby or otherwise.

Schedule 2-3

 SCHEDULE 3

SCHEDULE OF PARENT STOCK AND WARRANTS TO BE ISSUED TO
CREDITORS OF THE COMPANY

Name of Creditor	Class of Parent Stock	Number of Shares
Nantucket	Common Stock [balance of Tranche C Shares]	1,940,382	[1]
Nantucket	convertible non-voting common stock [Tranche A Shares]	18,479,826	[2]
Nantucket	convertible non-voting common stock, to be held in escrow [Tranche B Shares]	19,900,202	[3]
Dorsar Investment Company	convertible non-voting common stock	678,483
Alco Investment Company	convertible non-voting common stock	1,367,903
Two Daughters, LLC	convertible non-voting common stock	106,655
Boies, Schiller & Flexner LLP	convertible non-voting common stock	2,014,131
Dan Becka	convertible non-voting common stock	555,395
KCSA Strategic Communications	Common Stock	64,863

1
Subject to adjustment in accordance with footnote 3 below.

2
Subject to adjustment in accordance with footnote 3 below.

3
In the event there are either (a) additional issuances by Parent of Parent Common Stock between the date hereof and the Closing that are permitted under Section 5.6(a)(xi) of this Agreement or (b) additional Company equity and convertible debt financings between the date hereof and the Closing that are permitted under Section 5.5(b) of this Agreement, and any such issuance or financing described in clause (a) or (b) above results in the Tranche A Shares or the Tranche C Shares constituting less than the percentages specified in Section 2.1(a)(i) or 2.1(a)(iii) of the Investor Rights Agreement, as applicable, Parent may increase the number of Tranche A Shares and Tranche C Shares to be issued pursuant to Sections 2.1(a)(i) and 2.1(a)(iii) of the Investor Rights Agreement, as applicable, by an amount that is sufficient to cause the applicable percentages to be satisfied and correspondingly reduce the number of Tranche B Shares (with such reduction being applied on a pro rata basis based on the total number of Tranche B Shares and shares of Parent Common Stock issuable upon exercise of the Parent RSUs, Parent Options and Parent Warrants); provided, however, the number of Tranche B Shares to be issued shall in any event represent no less than 17.4% of the total issued and outstanding capital stock of Parent (on a fully diluted basis, as such term defined in Section 2.1(d) of the Investor Rights Agreement) as of immediately following the Closing

Schedule 3

 SCHEDULE 4

ADDITIONAL ISSUANCES

Name of Person	Class of Parent Stock	Number of Shares
MEF I, LP/Riverside Merchant Partners LLC	Convertible note	[2,343,752]	[1]
Invesco	Common Stock	3,243,243
Kingdon	Convertible note	[10,810,811]	[2]
[Kingdon legal]	Common Stock	54,054

1
As of the date hereof, only 50% of the total notes have been purchased. It is anticipated that the remaining 50% of the total notes will be purchased on or prior to the Effective Time. The bracketed number of shares of Parent Common Stock reflects the number of shares reserved for conversion of the notes based on the purchase of 100% of the total notes. These notes will not be converted at the Effective Time.

2
The bracketed number of shares of Parent Common Stock reflects the number of shares reserved for conversion of the note. This note will not be converted at the Effective Time.

Schedule 4

 SCHEDULE 5

SCHEDULE OF RSU INDEMNITORS

Name of RSU Indemnitor	Fixed Number of Shares issuable under the Parent RSUs[1] that are subject to the indemnification provisions of Article VI
Lisa Conte	1,925,512
Pravin Chaturvedi	87,072
Steven King	435,076
Charles Thompson	481,448
Sir William Young	361,525.3
Jack Van Hulst	210,909
Gregory Stock	461,935
Richard Fields	342,244
Thomas Van Dyck	361,525
Josh Mailman	100,410
TOTAL	4,767,656.3

        For purposes of Section 6.6(c), the "total number of shares listed on the Schedule of RSU Indemnitors set forth on Schedule 5" means the total Fixed Number of Shares set forth on this Schedule 5, as adjusted pursuant to Schedule 2.

1
Fixed Number of Shares are subject to adjustment as set forth in Schedule 2.

Schedule 5

QuickLinks

  Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE I THE MERGER AND EFFECT ON CAPITAL STOCK
ARTICLE II EFFECT ON CAPITAL STOCK / AND OUTSTANDING DEBT
ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT
ARTICLE V COVENANTS AND AGREEMENTS
ARTICLE VI INDEMNIFICATION OF PARENT
ARTICLE VII INDEMNIFICATION OF COMPANY INDEMNITEES
ARTICLE VIII CONDITIONS
ARTICLE IX DEFINED TERMS
ARTICLE X TERMINATION / GENERAL PROVISIONS
Appendix I—Index to Certain Defined Terms
SCHEDULE 1 CONTINGENT RIGHT OF COMPANY STOCKHOLDERS
SCHEDULE 2 NUMBER OF SHARES OF PARENT COMMON STOCK ISSUABLE UNDER PARENT WARRANTS, PARENT RSUs AND PARENT STOCK OPTIONS
SCHEDULE 3 SCHEDULE OF PARENT STOCK AND WARRANTS TO BE ISSUED TO CREDITORS OF THE COMPANY
SCHEDULE 4 ADDITIONAL ISSUANCES
SCHEDULE 5 SCHEDULE OF RSU INDEMNITORS